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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE GENLYTE GROUP INCORPORATED
(Name of Subject Company)

THE GENLYTE GROUP INCORPORATED
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,
and
ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
(Title of Class of Securities)

372302109
(CUSIP Number of Class of Securities)

Daniel R. Fuller
Vice President and General Counsel
The Genlyte Group Incorporated
10350 Ormsby Park Place, Suite 601
Louisville, KY 40223
(502) 420-9500

With a Copy to:

John P. Tamisiea
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606
(312) 984-7657

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information.

  Name and Address

        The name of the subject company is The Genlyte Group Incorporated, a Delaware corporation ("Genlyte" or the "Company"). The address of the principal executive offices of Genlyte is The Genlyte Group Incorporated, 10350 Ormsby Park Place, Suite 601, Louisville, Kentucky 40223. The telephone number of Genlyte at its principal executive offices is (502) 420-9500.

  Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this "Statement") relates is the common stock, par value $0.01 per share, of Genlyte (the "Common Shares"), including, if any, the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of September 13, 1999, between Genlyte and The Bank of New York (such rights, together with the Common Shares, the "Shares"). As of November 25, 2007, 27,560,087 Shares were issued and outstanding (excluding 2,930,687 Shares held by Genlyte in treasury).

Item 2.    Identity and Background of Filing Person.

  Name and Address

        This Statement is being filed by the subject company, Genlyte. The name, business address and business telephone number of Genlyte are set forth in Item 1 above.

  Tender Offer

        This Statement relates to a tender offer by Golf Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated November 30, 2007 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding Shares at a purchase price of $95.50 per Share in cash, net to the seller, without interest and subject to applicable withholding of taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2007 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"). The consideration offered per Share, together with all the terms and conditions of the Purchaser's tender offer, as set forth in the Offer to Purchase and the Letter of Transmittal, as they may be amended from time to time, is referred to in this Statement as the "Offer." Parent is a wholly owned subsidiary of Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Netherlands ("Royal Philips" and, together with Parent and Purchaser, "Philips"). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 25, 2007 (as such may be amended or supplemented from time to time, the "Merger Agreement"), by and among Parent, Purchaser and Genlyte, which provides that following the Offer, Purchaser will be merged with and into Genlyte and each of the Shares not previously acquired in the Offer will be converted into the right to receive in cash the same price paid in the Offer, without interest and subject to applicable withholding of taxes and appraisal rights.

        The Offer is conditioned upon, among other things, (i) there being validly tendered and not validly withdrawn, prior to the expiration of the Offer, a number of the Shares that, together with the Shares beneficially owned by Parent and its affiliates, represents one Share more than 50% of the Shares outstanding (determined on a fully diluted basis) immediately prior to the acceptance of the Shares pursuant to the Offer (the "Minimum Tender Condition") and (ii) any mandatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of the Shares pursuant to the Offer having expired or been terminated and certain other required filings in jurisdictions outside the United States having been made, and any approvals relating to such filings having been obtained or, if applicable, any mandatory waiting periods related to such filings having expired (the "Regulatory Approvals Condition"). Certain other conditions to consummation of the Offer are described in Section 13—"Certain Conditions of the Offer" of the Offer to Purchase.

        The initial expiration date for the Offer is 12:00 midnight (New York City time) on January 2, 2008, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

        The Merger Agreement provides, among other things, that following the consummation of the Offer (the "Purchase Date") and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will merge with and into Genlyte (the "Merger"), and Genlyte will continue as the Surviving Corporation (the "Surviving Corporation"). Each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") other than (i) the Shares owned by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any affiliate of Parent or Purchaser and the Shares owned by Genlyte or any direct or indirect wholly owned subsidiary of Genlyte, and in each case, not held on behalf of third parties and (ii) the Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (the "Excluded Shares") will be converted into the right to receive an amount in cash equal to the Offer Price. At the Effective Time, all of the Shares will cease to be outstanding, will be cancelled and will cease to exist, and each certificate formerly representing any of the Shares (other than the Excluded Shares) will thereafter represent only the right to receive cash equal to the Offer Price, without interest. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Offer to Purchase, the principal executive offices of Purchaser and Parent are located at 1251 Avenue of the Americas, New York, New York 10020-1104. The telephone number at such office is (212) 536-0641. The principal executive offices of Royal Philips are located at Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, the Netherlands.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

  Conflicts of Interest

        Except as set forth in this Item 3, or in the Information Statement of Genlyte attached to this Statement as Annex I (the "Information Statement") or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Genlyte or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Genlyte's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of Genlyte (the "Genlyte Board") other than at a meeting of the stockholders of Genlyte. The Information Statement is incorporated herein by reference.

    (a)   The Subject Company, its Executive Officers, Directors or Affiliates

        The following is a discussion of all known material agreements, arrangements, understandings and any actual or potential conflicts of interest between Genlyte and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between Genlyte and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

      Interests of Certain Persons

        Certain members of management and the Genlyte Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Genlyte's stockholders generally. The Genlyte Board was aware of these interests and considered that such interests may be different from or in addition to the interests of Genlyte's stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, the execution of the Merger Agreement constituted a change in control of Genlyte under the employment protection agreements between Genlyte and certain of its directors, executive officers and other key employees.

      Effects of the Offer and the Merger under Existing Employment Agreements, Understandings and Arrangements

        Genlyte has entered into employment protection agreements with Larry K. Powers, Zia Eftekhar, Ronald G. Schneider, Raymond L. Zaccagnini, William G. Ferko, Daniel R. Fuller, Charles M. Havers and Steven R. Carson that become effective if the employee is employed on the date a change of control (as defined in the employment protection agreements) occurs. The execution of the Merger Agreement constitutes a change of control under the employment protection agreements. These employment protection agreements will continue in effect at least until December 31, 2007 and automatically renew for an additional year as of each January 1, unless Genlyte or the employee provides 60 days written notice of non-renewal prior to such January 1.

        The employment protection agreements provide each employee with a guarantee that the following items will generally continue unaffected for two years following the change of control: (i) the employee's duties and responsibilities, (ii) the employee's compensation, including base pay, participation in the Organization Management Goals/Management Incentive Compensation Program (the "MIC Program"), and participation in Genlyte's incentive, savings and retirement plans, and (iii) the employee's benefits, including participation in all Genlyte medical, dental, disability, group life, accidental death, travel accident insurance, vacation and fringe benefit plans and expense reimbursement programs, and/or comparable replacement plans, programs or arrangements.

        If, within two years following the change of control, a covered employee's employment is terminated without cause by Genlyte or if the employee is constructively terminated, then, in addition to any accrued and owing payments, the employee will receive either: (i) the sum of (a) two times the aggregate amount of his then current base salary, plus (b) two times the average of his last three annual awards paid under the MIC Program, plus (c) the present value of any incremental qualified retirement benefits, life insurance plan coverage or medical plan coverage that would have been in place during their employment that would have accrued through the two year anniversary of the change of control, or (ii) if it would result in the employee receiving a greater net-after tax amount, then a lesser amount equal to the amount that produces the greatest net-after tax amount for the employee. An employee will be treated as having been constructively terminated if he quits after he (1) is removed from office or demoted, (2) has his compensation or benefits reduced, (3) has his duties significantly changed or has his ability to perform his duties substantially impaired, or (4) has his place of employment relocated more than 35 miles without his written consent.

        Under the employment protection agreements, an employee may voluntarily terminate employment for any reason with 30 days notice if at least 180 days have elapsed subsequent to a change of control or if the employee forfeits amounts to be paid under the MIC Program or any other incentive plan.

        The employee protection agreements were amended on November 5, 2007 to ensure that they remained in compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

        The employment protection agreements, as amended, of Messrs. Powers, Eftekhar, Schneider, Zaccagnini, Ferko, Fuller, Havers and Carson are filed as Exhibits (e)(2), (e)(3), (e)(4), (e)(5), (e)(6), (e)(7), (e)(8) and (e)(9), respectively, to this Statement and are incorporated herein by reference.

        The employee protection agreements will be terminated at the Effective Time pursuant to the employment agreements between Parent, on the one hand, and each of Messrs. Powers, Eftekhar, Schneider, Zaccagnini, Ferko, Fuller, Havers and Carson, on the other hand. These employment agreements are summarized below in this Item 3.

      Employment Agreements with Parent

        At the request of Parent, and in conjunction with the execution of the Merger Agreement, each of Messrs. Powers, Eftekhar, Schneider, Zaccagnini, Ferko, Fuller, Havers and Carson and Mr. James T. O'Hargan entered into employment agreements with Parent, which will become effective upon the Effective Time (the "Start Date"), and thereby terminate and supersede each such individual's existing employment protection agreements with Genlyte (other than Mr. O'Hargan, who does not currently have an employment protection agreement). Pursuant to the new employment agreements with Parent, Messrs. Powers, Ferko and Schneider agree to remain employed by Parent for a period of one year beginning on the Start Date and the other employees for an initial period of two years beginning on the Start Date, with base salaries as provided in the table below. In addition, the new employment agreements provide for the following:

  •
  Cash Retention Bonus:  Each employee will receive a cash retention bonus as provided in the table below. Messrs. Powers, Ferko and Schneider will receive their retention bonus if they remain employed on the first anniversary of the Start Date. The other employees will receive 25% of their retention bonus if they remain employed on the first anniversary of the Start Date and the remaining 75% if they remain employed on the second anniversary of the Start Date.

  •
  Equity Grant—Restricted Shares and Stock Options:  Each employee other than Messrs. Powers and Schneider will receive a grant of restricted shares of Royal Philips common stock that will vest in three equal installments on the first, second and third anniversaries of the date of grant and a grant of options in respect of Royal Philips common stock that will vest on the third anniversary of the date of grant.

  •
  Restrictive Covenants:  In consideration for these benefits, the employees are subject to restrictive covenants during their employment and for the 12 months thereafter, including non-competition and non-solicitation of employees and customers.

Name	Base Salary	Retention Bonus	Equity Grants
Larry K. Powers	$600,000	$1,000,000	N/A
Ronald D. Schneider	$225,000	$400,000	N/A
William G. Ferko	$295,000	$1,000,000	Restricted Stock: 2,500 Options: 7,500
James T. O'Hargan	$300,000	$300,000	Restricted Stock: 6,000 Options: 18,000
Zia Eftekhar	$300,000	$300,000	Restricted Stock: 7,000 Options: 21,000
Steven R. Carson	$200,000	$200,000	Restricted Stock: 5,000 Options: 15,000
Charles M. Havers	$210,000	$210,000	Restricted Stock: 5,000 Options: 15,000
Daniel R. Fuller	$204,000	$204,000	Restricted Stock: 4,400 Options: 13,200
Raymond L. Zaccagnini	$200,000	$200,000	Restricted Stock: 5,000 Options: 15,000

        Under the new employment agreements, in the event that the employment of Messrs. Powers, Ferko or Schneider is terminated by Parent without "cause" prior to the first anniversary of the Start Date, such employee will receive (i) a salary payment equal to the salary that would have been paid to such employee had such employee remained employed through the first anniversary of the Start Date, (ii) a pro-rated annual bonus, (iii) remaining amounts due pursuant to the cash retention bonus and (iv) 18 months of health benefit reimbursement. In the event that the employment of Messrs. O'Hargan, Eftekhar, Carson, Havers, Fuller or Zaccagnini is terminated by Parent without "cause" prior to the second anniversary of the Start Date, such employee will be entitled to receive (i) a salary payment equal to the salary that would have been paid to such employee had such employee remained employed through the second anniversary of the Start Date, but in no event less than six months of salary, (ii) a bonus payment equal to two times the average of the amounts paid to such employee under the MIC in respect to the three fiscal years of Genlyte ending immediately prior to the termination date, less any amounts previously paid as annual bonus since the Start Date, except in the case of Mr. O'Hargan, who will instead receive a pro-rated annual bonus for the fiscal year in which termination occurs, (iii) remaining amounts due pursuant to the cash retention bonus and (iv) 18 months of health benefit reimbursement.

        The Compensation Committee of the Genlyte Board unanimously adopted resolutions on November 25, 2007 to approve, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the foregoing arrangements as an "employment compensation, severance or other employment benefit arrangement" within the meaning of Rule 14d-10(d) under the Exchange Act.

        The foregoing summary is not intended to be complete and such description is qualified in its entirety by reference to the employment agreements of Messrs. Powers, Eftekhar, Schneider, Zaccagnini, Ferko, Fuller, Havers, Carson and O'Hargan, which are filed as Exhibits (e)(10), (e)(11), (e)(12), (e)(13), (e)(14), (e)(15), (e)(16), (e)(17) and (e)(18), respectively, to this Statement and are incorporated herein by reference.

      Effects of the Offer and the Merger under Genlyte's Stock Plans

        Pursuant to The Genlyte Group Incorporated 1998 Stock Option Plan and The Genlyte Group Incorporated 2003 Stock Option Plan (collectively, the "Option Plans"), the consummation of the Offer will be deemed to be a change of control. As a result, each outstanding option to purchase Shares (an "Option") granted under the Option Plans prior to such change of control shall be fully vested and immediately exercisable in its entirety. The Option Plans are filed as Exhibits (e)(19) and (e)(20), respectively, to this Statement and are incorporated into this Statement by reference. A copy of the forms of stock option agreements evidencing the Options granted to the directors and executive officers of Genlyte under The Genlyte Group Incorporated 1998 Stock Option Plan and The Genlyte Group Incorporated 2003 Stock Option Plan (collectively, the "Option Agreements") are filed as Exhibit (e)(21) and Exhibit (e)(22), respectively, to this Statement and are incorporated herein by reference.

        The Merger Agreement provides that, at the Effective Time, each outstanding Option under the Option Plans, whether or not then vested, shall be cancelled and shall only entitle the holder of such Option to receive, as soon as reasonably practicable after the Effective Time (and in any event within five business days), an amount in cash equal to the product of (i) the total number of Shares subject to the Option (without regard to any vesting provisions thereof), multiplied by (ii) the excess, if any, of the price per Share to be paid pursuant to the Offer over the exercise price per Share under such Option less applicable taxes required to be withheld with respect to such payment.

        The Genlyte Board and the Compensation Committee of the Genlyte Board each unanimously adopted resolutions on November 25, 2007 to (i) approve the disposition of the Options in connection with the transactions contemplated by the Merger Agreement to the extent necessary to exempt such disposition under Rule 16b-3 of the Exchange Act and (ii) terminate the Option Plans as of the Effective Time.

        The aggregate value of vested Options (based on the difference between the Offer Price of $95.50 per Share and the per Share exercise price of such Options) held by Genlyte's directors and executive officers, as of November 25, 2007, is $33,095,675. The aggregate value of unvested Options (based on the difference between the Offer Price of $95.50 per Share and the per Share exercise price of such Options) held by Genlyte's directors and executive officers, as of November 25, 2007, is $7,457,450. The table below sets forth such information with respect to each of the directors and executive officers of Genlyte:

Name	Vested Options (as of 11/25/2007)	Unvested Options (as of 11/25/2007)
John T. Baldwin	$0	$117,700
Richard D. Nixon	$280,025	$280,025
William A. Trotman	$0	$310,100
Larry K. Powers	$8,416,025	$2,954,525
Zia Eftekhar	$5,063,898	$1,055,188
Ronald G. Schneider	$5,218,410	$633,113
Raymond L. Zaccagnini	$3,619,710	$629,538
William G. Ferko	$8,903,468	$1,055,188
Daniel R. Fuller	$1,594,140	$422,075
TOTAL	$33,095,675	$7,457,450

        The foregoing summary is not intended to be complete and such description is qualified in its entirety by reference to the Merger Agreement, the Option Plans and the Option Agreements, which are filed as Exhibits (e)(1), (e)(19), (e)(20), (e)(21) and (e)(22), respectively, to this Statement and are incorporated herein by reference.

      Additional Employment Arrangements

        The Merger Agreement contains the following provisions relating to additional employment arrangements with respect to certain employees of Genlyte and its subsidiaries.

        Parent has agreed that, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, it will cause the Surviving Corporation to provide the non-unionized employees of Genlyte and its subsidiaries at the Effective Time (the "Affected Employees") with base compensation that is substantially comparable in the aggregate, as determined by Parent, to those provided by Genlyte and its subsidiaries to the Affected Employees immediately prior to the Effective Time. Additionally, Parent has agreed that with respect to Genlyte's 2007 bonus plan, (i) the Surviving Corporation will apply the metrics set forth in such plan in a manner consistent with past practices, (ii) the bonuses thereunder to be paid will not be adversely affected by the transactions contemplated by the Merger Agreement and will be paid in a manner and at a time consistent with past practice and (iii) in no event will the bonuses thereunder be less than the amount accrued for such bonuses on Genlyte's balance sheet as such bonuses are accrued in the ordinary course of business consistent with past practice.

        Parent has also agreed that, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, the Affected Employees will continue to be provided with pension and welfare benefits under employee benefit plans that are no less favorable in the aggregate than those currently provided by Genlyte and its subsidiaries to such employees or generally comparable in the aggregate to those provided to similarly situated employees of Parent and its subsidiaries, as elected by Parent in its sole discretion. Parent will cause any employee benefit plans of Parent that the Affected Employees are entitled to participate in to take into account for purposes of eligibility and vesting thereunder, except for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits, service by employees of Genlyte and its subsidiaries as if such service were with Parent, to the same extent such service was credited under a comparable plan of Genlyte and its subsidiaries and to the extent that such time period is recognized under the terms of such plan of Parent.

        Parent has agreed, to the extent permissible under its employee welfare benefit package (after all commercially reasonable good faith efforts by Parent to eliminate any bars to such permissibility), to waive, or to cause to be waived, any pre-existing condition, evidence of insurability, waiting period, continuing-course-of-treatment, or actively-at-work requirement limitation under any employee welfare benefit plan, as defined in Section 3(1) of ERISA, maintained by Parent or any of its subsidiaries or affiliates (other than the Surviving Corporation) in which Affected Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, with respect to those Affected Employees (and their eligible dependents) except, with respect to any person, to the extent that such requirements would have been applicable to such person under the comparable employee welfare benefit plan of Genlyte or any of its subsidiaries immediately prior to the Effective Time. Except to the extent it would result in a duplication of benefits, Parent has agreed to recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Affected Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year's deductible, co-payment and "out-of-pocket" maximum limitations under the relevant employee welfare benefit plans, as defined in Section 3(1) of ERISA, in which they will be eligible to participate from and after the Effective Time.

        The foregoing summary is not intended to be complete and such description is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

      Indemnification of Directors and Executive Officers

        The Merger Agreement contains the following provisions relating to the indemnification of and insurance for the directors, officers and employees of Genlyte and its subsidiaries.

        From and after the Purchase Date, each of Parent and the Surviving Corporation have agreed to indemnify and hold harmless each present and former director, officer or employee of Genlyte or any of its subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time, in connection with any claim, action, suit, arbitration, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or relating to matters existing or occurring at or prior to the Effective Time (including matters, acts or omissions occurring in connection with (i) the approval of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement or (ii) serving as a fiduciary under any Genlyte benefit plan), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Genlyte would have been permitted under Delaware law and its certificate of incorporation, bylaws and any applicable contracts in effect on the date of the Merger Agreement to indemnify such person.

        Prior to the Purchase Date, Genlyte will, and if Genlyte is unable to, Parent has agreed to cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for "tail" insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as Genlyte's current insurance carrier with respect to directors' and officers' liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as Genlyte's existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby). Notwithstanding the foregoing, in no event may Genlyte or, if Genlyte is unable to obtain such policies, will Parent or the Surviving Corporation be required to, expend for such policies or new policies a premium amount in excess of 250% of the current annual premium paid by Genlyte.

        Parent has agreed to pay all expenses, including reasonable fees and expenses of counsel, that an indemnified party may incur in successfully enforcing the indemnity and other obligations provided for in the Merger Agreement following a final decision by a court of competent jurisdiction that such party is entitled to such indemnity and other obligations.

        The foregoing summary is not intended to be complete and such description is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

    (b)   Parent, Purchaser and their respective Executive Officers, Directors or Affiliates

        The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Genlyte and Parent or Purchaser relating to the Offer. Additional material agreements, understandings and actual or potential conflicts of interest between Genlyte and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

      The Merger Agreement

        The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to the Offer to Purchase, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

        The Merger Agreement governs the contractual rights between Genlyte, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Genlyte or Parent in Genlyte's or Royal Philips's public reports filed with the Securities and Exchange Commission ("SEC"). In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to Genlyte or Parent. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

      The Confidentiality Agreement

        The following summary of the Confidentiality Agreement dated as of September 7, 2007 between Genlyte and Philips International B.V. (the "Confidentiality Agreement") does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(23) hereto and is incorporated herein by reference.

        In connection with the process leading to the execution of the Merger Agreement, Genlyte and Philips International B.V. entered into the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, as a condition to being furnished confidential information by Genlyte, Philips International B.V. agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between Genlyte and Philips International B.V. and, for a period of one year from the date of the agreement, not to propose to Genlyte or any other person any transaction relating to Genlyte's securities or security holders unless Genlyte so requested or to acquire, advise or encourage any other person in acquiring, directly or indirectly, control of Genlyte or beneficial ownership of any of Genlyte's securities, businesses or assets. Philips International B.V. also agreed not to employ or solicit for employment certain Genlyte employees, subject to certain exceptions, for a period of one year from the date of the agreement.

      Representation on the Genlyte Board

        Subject to applicable laws, promptly after the Purchase Date, Purchaser has the right, as permitted by and in accordance with the Merger Agreement, and currently intends, to elect or designate to the Genlyte Board such number of directors, rounded up to the next whole number, as is equal to the product of the total number of directors on the Genlyte Board (giving effect to the directors elected or designated by Purchaser) multiplied by the percentage that the outstanding Shares that are then beneficially owned by Purchaser and its affiliates, including all of the Shares purchased in the Offer (but excluding the Shares held by Genlyte or any of its subsidiaries), bears to the number of the Shares outstanding (determined on a fully diluted basis) on the Purchase Date. The directors so designated by Parent will be chosen from a list of seven persons as disclosed in the Information Statement that accompanies and is incorporated by reference into this Statement. Upon any exercise of such right by

Purchaser, Genlyte will use its best efforts to take all such actions as are necessary to (i) elect or designate to the Genlyte Board the individuals properly designated by Purchaser, including but not limited to promptly filling vacancies or newly created directorships on the Genlyte Board, increasing the size of the Genlyte Board and/or securing the resignations of such number of its incumbent directors and (ii) cause the directors so elected or designated to constitute the same percentage (rounded up to the next whole number) of the members of each committee of the Genlyte Board as such directors represent of the Genlyte Board, in each case to the fullest extent permitted by applicable law and the rules of Nasdaq.

        In the event that Purchaser's designees are elected or designated to the Genlyte Board, then, until the Effective Time, Genlyte and Parent will use reasonable best efforts to cause (i) the members of the Genlyte Board on the date of the Merger Agreement to remain as directors on the Genlyte Board, (ii) such directors to remain as members of the Audit Committee of the Genlyte Board and (iii) such Audit Committee to comply with all applicable requirements of the federal securities laws and the rules and regulations of the SEC and of Nasdaq.

        At any time prior to the Effective Time when Purchaser's designees constitute a majority of the Genlyte Board, Purchaser will cause such designees not to (i) approve any amendment or termination by Genlyte of, or any exercise, waiver or rescission by Genlyte of, any of its rights under the Merger Agreement or extend the time for performance of Parent's or Purchaser's obligations under the Merger Agreement, (ii) authorize any amendments to the certificate of incorporation or bylaws of Genlyte, (iii) authorize any agreement between Genlyte or any of its subsidiaries, on the one hand, and Parent, Purchaser or any of their affiliates (other than Genlyte or any of its subsidiaries), on the other hand, that is not the result of an arm's-length negotiation between the respective parties or (iv) cease Genlyte's compliance with the continued listing requirements of Nasdaq, in each case, unless such action is approved by a majority of the directors that were members of the Genlyte Board on the date of the Merger Agreement.

        After the Effective Time, the board of directors of Purchaser at such time will, from and after such time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

        The foregoing summary concerning representation on the Genlyte Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

  Solicitation/Recommendation

        The Genlyte Board recommends that you accept the Offer and tender your Shares into the Offer. As described below, after careful consideration by the Genlyte Board, including a thorough review of the Offer with its outside legal and financial advisors and Genlyte's senior management, at a meeting held on November 25, 2007, the Genlyte Board, among other things:

  •
  authorized the execution, delivery and performance of the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger;

  •
  determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Genlyte's stockholders;

  •
  approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL; and

  •
  is recommending that Genlyte's stockholders accept the Offer, tender their Shares into the Offer, approve the Merger and adopt the Merger Agreement.

        In particular, the Genlyte Board believes that the Offer offers premium value to Genlyte's stockholders on an accelerated timetable, and is likely to be completed. A letter to Genlyte's stockholders communicating the Genlyte Board's recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

  Background of the Transaction

        From time to time Genlyte has explored a variety of strategic alternatives, including strategic acquisitions and divestitures, joint ventures and other strategic opportunities.

        In January 2007, Mr. Powers was contacted by the CEO of Company X, a company in the lighting and electrical industry, to discuss a possible combination of the two companies. Mr. Powers informed the Genlyte Board of this contact at the Genlyte Board's regularly scheduled February 15, 2007 meeting. At this meeting, the Genlyte Board authorized Mr. Powers to continue discussions with Company X. On February 15, 2007 and February 16, 2007, Mr. Powers engaged in discussions with the CEO of Company X regarding a possible transaction. Mr. Powers updated each Genlyte Board member regarding the discussions. On March 19, 2007, Mr. Powers had additional discussions with the CEO of Company X regarding governance of the combined company and the possible structure of the transaction. On April 9, 2007, Messrs. Powers and Eftekhar met with the CEO and COO of Company X to further discuss management of the combined company and the structure of the transaction. Mr. Powers informed the Genlyte Board of these discussions. On June 11, 2007, Mr. Powers met with a board member of Company X to discuss the terms of a possible transaction and governance of the combined company. At the July 26, 2007 regularly scheduled Genlyte Board meeting, Mr. Powers provided an update of the discussions with Company X. The Genlyte Board authorized Mr. Powers to continue discussions, and Company X and Genlyte then entered into a confidentiality agreement. McDermott Will & Emery LLP ("McDermott") was retained by Genlyte as legal counsel on July 27, 2007. Sagent Advisors Inc. ("Sagent") and J.P. Morgan Securities Inc. ("JPMorgan") were retained by Genlyte as financial advisors, with respect to this possible transaction. Following the July 26, 2007 Genlyte Board meeting, Mr. Powers and the CEO of Company X had further discussions regarding a possible transaction. The structure of the proposed transaction would have resulted in Genlyte stockholders receiving equity in the combined entity. On August 13, 2007, both parties mutually agreed to terminate the discussions based on the disagreement between the parties as to the relative valuations of the two companies.

        On July 16, 2007, Mr. Powers was contacted by Mr. Kaj den Daas, Chairman of Philips Lighting North America, to schedule a meeting for August 24, 2007. Philips Lighting is a supplier of ballasts to Genlyte. Philips's stated purpose for the meeting was to discuss the strategy of Philips Lighting—BG Luminaries for North America in light of Philips' planned acquisition of Color Kinetics, a company focused on LED technology. Mr. Powers and Mr. den Daas agreed to meet on August 24, 2007.

        On August 24, 2007, Mr. Powers met with Messrs. den Daas, Rene van Schooten, CEO of BG Luminaires, and James Nolan, head of M&A for Royal Philips. At this meeting, in addition to addressing the matters described above, Philips presented Mr. Powers with a non-binding letter proposing to acquire Genlyte for $89.00 per Share in cash. Mr. Powers informed Philips that he thought the proposed price was not adequate, but that he would bring it to the attention of the Genlyte Board.

        Following the meeting with Philips on August 24, 2007, Mr. Powers called representatives of Sagent to inform them of the letter from Philips and asked them to prepare an analysis of premiums for comparable transactions. A meeting of the Genlyte Board was held later in the afternoon to discuss the offer from Philips. The Genlyte Board unanimously agreed that the proposed price of $89.00 per

Share would not be acceptable. The Genlyte Board directed that Sagent prepare an analysis of valuations and premiums for comparable transactions to be provided to the Genlyte Board.

        On August 27, 2007, Sagent provided Messrs. Powers and Ferko with the financial analysis. After review of the analysis, Mr. Powers instructed Sagent to contact Goldman, Sachs & Co. ("Goldman Sachs"), financial advisor for Philips, and to deliver the message that Genlyte would not be interested in pursuing a transaction unless the purchase price was in the "triple digits". Later that day Goldman Sachs informed Sagent that Philips understood Genlyte's position and was prepared to review any materials that provided support for a higher valuation. Mr. Powers informed each Genlyte Board member regarding Philips' response. McDermott was instructed to prepare a confidentiality agreement to be sent to Philips. The confidentiality agreement was sent to Sullivan & Cromwell LLP ("S&C"), Philips' counsel, on August 29, 2007.

        On August 29, 2007, Genlyte engaged Sagent and JPMorgan to act as its financial advisors with respect to the possible transaction with Philips. The engagement letter with Sagent was executed on August 29, 2007. The engagement with JPMorgan was formalized through the execution on October 1, 2007 of an amendment to an engagement letter previously entered into between Genlyte and JPMorgan on August 2, 2007.

        On August 31, 2007, Philips' counsel returned a revised confidentiality agreement to Genlyte's counsel.

        Between August 31, 2007 and September 6, 2007, McDermott and Philips' counsel negotiated the confidentiality agreement, which included a standstill provision prohibiting Philips from taking certain actions. The negotiations regarding the confidentiality agreement centered around the length of the standstill period. On September 6, 2007, S&C informed McDermott that Philips had purchased Shares of Genlyte prior to the August 24, 2007 meeting.

        On September 7, 2007, Mr. Powers and Mr. van Schooten discussed the length of the standstill period set forth in the confidentiality agreement and the valuation of Genlyte. They then agreed to schedule visits by Philips' representatives to certain Genlyte facilities. The Confidentiality Agreement was executed on September 7, 2007 with a standstill period of one (1) year.

        On September 12, 2007, representatives of Genlyte, Philips, Goldman Sachs, Sagent and JPMorgan visited the Fall River, Massachusetts facility of Genlyte. In addition, Mr. Powers and certain members of the management team presented Genlyte's strategic plan to the representatives of Philips and Goldman Sachs. On September 13, 2007 and September 14, 2007, representatives of Genlyte and Philips visited Genlyte's Tupelo, Mississippi and San Marcos, Texas facilities.

        Representatives of Sagent and Goldman Sachs engaged in discussions regarding the valuation of Genlyte on September 19, 2007. Up to and through this time Goldman Sachs was also provided additional financial information regarding Genlyte.

        On September 20, 2007, Philips sent a non-binding letter to Genlyte setting forth a proposal to acquire Genlyte for $92.50 per Share in cash. In addition, Philips' counsel sent to McDermott a draft merger agreement for review. Later that day, Mr. Powers convened a meeting of the Genlyte Board to discuss the revised proposal. The Genlyte Board unanimously determined that the price was not adequate. At the direction of the Genlyte Board, Mr. Powers then sent Philips a letter rejecting the offer and informing Philips that Genlyte was terminating discussions regarding a possible transaction.

        On September 23, 2007, Mr. Nolan sent Mr. Powers an email expressing disappointment that Genlyte had terminated discussions. Mr. Powers informed the Genlyte Board members of contacts from Philips and its advisors and it was agreed that Sagent would meet with Goldman Sachs.

        Representatives of Sagent and Goldman Sachs met on September 25, 2007 to discuss each party's perspective on the appropriate valuation of Genlyte. Mr. Powers informed and consulted with the Genlyte Board members regarding these discussions.

        On September 27, 2007 and September 28, 2007, Messrs. Powers and van Deursen engaged in a number of discussions regarding a possible transaction and the valuation of Genlyte. In addition, Sagent and JPMorgan continued their discussion with Goldman Sachs regarding the valuation of Genlyte. Mr. Powers informed and consulted with the Genlyte Board members regarding these discussions.

        On September 28, 2007, Mr. van Deursen called Mr. Powers to present Philips' non-binding proposal to acquire Genlyte for $95.00 per Share in cash. Mr. Powers then called a meeting of the Genlyte Board for October 2, 2007.

        A Genlyte Board meeting was held on October 2, 2007 in which the Genlyte Board discussed (i) Genlyte's prospects and the ramifications of continuing as a stand alone company, including expected technological changes in the lighting industry, and (ii) a possible transaction with Philips as well as other possible alternatives, including resuming the terminated negotiations with Company X. Representatives of Sagent and JPMorgan discussed Philips' proposal as well as possible alternatives. In addition, Sagent and JPMorgan each provided a valuation analysis of Genlyte. Sagent informed the Genlyte Board that the proposed price of $95.00 per Share was in the range of fairness from a financial point of view to Genlyte's stockholders. McDermott reviewed (i) the Genlyte Board's fiduciary duties and (ii) the key deal terms contained in the draft merger agreement provided by Philips. Sagent and JPMorgan informed the Genlyte Board that there were a limited number of third parties who might be interested and able to acquire Genlyte. Management confirmed the views of Sagent and JPMorgan regarding the limited number of potential acquirors. After a lengthy discussion, the Genlyte Board then authorized (i) management to proceed with negotiating a possible transaction with Philips for at least $95.00 per Share, and (ii) Sagent, JPMorgan and management to contact two third parties that the advisors and management thought were the most likely to be interested in acquiring Genlyte. The two parties were selected based on their presence in Genlyte's industry and/or their historical track record of acquiring companies of the nature and size of Genlyte. The determination of who would contact each third party was based on the strength of the relationships Mr. Powers, Sagent and JPMorgan each had with the principals of these third parties.

        On October 3, 2007 and October 4, 2007, Mr. Powers, and representatives of Sagent and JPMorgan together, each contacted one third party that had been identified as a potential acquirer of Genlyte. None of the third parties contacted expressed interest in acquiring Genlyte for a variety of reasons, including lack of strategic necessity at this time.

        On October 3, 2007, Mr. Powers had discussions with Mr. van Deursen regarding an increase in the offer price, the amount of the break-up fee and the ability of Genlyte to extend the tender offer period in the event another party made a proposal to acquire Genlyte.

        On October 4, 2007, Philips sent Genlyte a non-binding letter proposing to acquire Genlyte for $95.50 per Share in cash, as well as a proposal regarding the termination fee and their agreement to allow Genlyte to extend the tender offer if another party made a proposal to acquire Genlyte.

        Following the October 2, 2007 Genlyte Board meeting, Genlyte began to assemble an electronic data room with diligence material. On October 9, 2007, McDermott sent Philips' counsel a revised draft of the Merger Agreement. On October 10, 2007, Genlyte provided Philips and its advisors access to the electronic data room for purposes of Philips' diligence review. On October 18, 2007, Philips' counsel sent McDermott a revised draft of the merger agreement. Philips' diligence process continued through October 21, 2007.

        On October 22, 2007, Mr. van Deursen contacted Mr. Powers to inform him that Philips was ceasing discussions regarding the potential acquisition and that Philips was revoking its proposal set forth in the October 4, 2007 letter. On October 22, 2007, Genlyte then sent a letter to Philips requesting it to destroy all of the information provided to Philips and its representatives in their due diligence review pursuant to the terms of the Confidentiality Agreement. Genlyte also terminated Philips' and its representatives' access to the electronic data room.

        Beginning November 14, 2007, Mr. van Deursen called Mr. Powers to express Philips' interest in re-opening discussions with Genlyte. A letter dated November 14, 2007 was subsequently sent to Mr. Powers reaffirming the proposal to acquire Genlyte for $95.50 per Share in cash. Mr. Powers informed members of the Genlyte Board of the discussions with Philips.

        On November 14, 2007, Philips and its representatives were granted access to the electronic data room. Between November 14, 2007 and November 24, 2007, Philips continued its due diligence investigation and the parties negotiated the Merger Agreement. The principal issues negotiated regarding the Merger Agreement centered on the closing conditions, including the definition of material adverse effect, antitrust/competition approvals, and the scope of the representations and warranties. Mr. Powers informed the Genlyte Board of his discussions with Philips, and the Genlyte Board authorized management to proceed with negotiating a possible transaction with Philips.

        From November 19, 2007 through November 21, 2007, Philips conducted further diligence and met with the Genlyte senior management team for further diligence discussions and negotiation of the employment agreements.

        On November 23, 2007, Genlyte was informed that the transaction was approved by the board of Philips.

        On November 25, 2007, the Genlyte Board held a meeting to discuss the possible transaction with Philips. Mr. Powers updated the Genlyte Board on the negotiations with Philips. At the meeting, representatives of McDermott discussed a summary of the legal terms of the Merger Agreement. Representatives of Sagent and JPMorgan presented their financial analyses of Philips' proposal and each delivered to the Genlyte Board their oral opinion, which was subsequently confirmed by delivery of written opinions dated November 25, 2007, that as of the date of the written opinion and based upon and subject to the various assumptions made, matters considered and limitations set forth therein, the $95.50 per Share in cash to be received by the holders of Shares in the Offer and the Merger, other than Excluded Shares, was fair from a financial point of view to such holders. The full text of the written opinions of Sagent and JPMorgan, which sets forth the assumptions made, procedures followed, matters considered and limitations of the review undertaken in connection with such opinions, are set forth on Annex II and Annex III, respectively. Sagent and JPMorgan also expressed their views that it was not likely that the two parties previously contacted would change their views with respect to a possible acquisition of Genlyte. Representatives of McDermott also reviewed and discussed with the Genlyte Board their fiduciary duties. The Genlyte Board considered and discussed the proposed transaction and asked questions of McDermott, Sagent and JPMorgan. After an extensive discussion of the terms and conditions of the proposed Merger Agreement and the analyses of Sagent and JPMorgan, the Genlyte Board unanimously authorized and approved the Merger Agreement and determined that the Offer and the Merger are advisable, fair to and in the best interests of Genlyte and its stockholders and recommended that the stockholders accept the Offer and tender their shares to Philips pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby, if required.

        The Merger Agreement was executed on November 25, 2007, and the transaction was announced on November 26, 2007.

        The tender offer by Purchaser was commenced on November 30, 2007.

  Reasons for the Recommendation

        In the course of reaching its determinations as to the Offer, the Merger Agreement and the transactions contemplated thereby and to recommend that Genlyte's stockholders accept the Offer and tender their Shares pursuant to the Offer, the Genlyte Board considered numerous factors in consultation with its outside legal and financial advisors and Genlyte's senior management, including the following material factors and benefits of the Offer, each of which the Genlyte Board believed supported its determinations:

  •
  the terms and conditions of the Offer and the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the specified circumstances under which either of the parties may terminate the Merger Agreement and the fact that the Merger Agreement did not contain a financing condition;

  •
  the $95.50 per Share price to be paid in cash for each Share in the Offer and the Merger, which represents a 52% premium over the closing price per Share on Friday, November 23, 2007;

  •
  the Genlyte Board's familiarity with the business, operations, properties and assets, financial condition, business strategy, and prospects of Genlyte, as well as the risks involved in achieving those prospects, the nature of the competition in the lighting industry, technological developments, industry trends and economic and market conditions, both on an historical and a prospective basis;

  •
  the Genlyte Board's belief, based in part upon the analysis of Genlyte's management, that the transaction with the Purchaser is more favorable to Genlyte than the potential value that could be expected to be generated from the various other strategic alternatives available to Genlyte, including the alternatives of remaining independent and pursuing the current strategic plan, the combination of Genlyte with another industry participant including Company X (which the Board believed would likely have ultimately yielded less net value to stockholders due to a number of factors discussed below), and various recapitalization strategies, taking into account the potential risks and uncertainties associated with those alternatives;

  •
  the efforts made by the Genlyte Board and its legal advisors to negotiate a Merger Agreement favorable to Genlyte and its stockholders and the financial and other terms and conditions of the Merger Agreement, including the facts that (1) neither the Offer nor the Merger are subject to a financing condition, (2) the conditions to the Offer are specific and limited, and not within the control or discretion of Parent or Purchaser and, in the Genlyte Board's judgment, are likely to be satisfied and (3) subject to compliance with the terms and conditions of the Merger Agreement, Genlyte is permitted to terminate the Merger Agreement, under certain circumstances, in order to approve an alternative transaction proposed by a third party that is a Superior Proposal (as defined in the Merger Agreement) upon the payment to Parent of a $60.0 million termination fee and up to $6.0 million of Parent's expenses, and the Genlyte Board's belief that such termination fee was reasonable in the context of break-up fees that were payable in other comparable transactions;

  •
  the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value and liquidity of such cash consideration;

  •
  the two-step structure of the transaction, which would allow stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second step Merger in which stockholders who have not tendered their Shares in the Offer would receive the same cash Offer Price paid in the Offer;

  •
  the fact that the Merger Agreement provides that Purchaser would be required to extend the Offer at the request of Genlyte one time for ten business days beyond the initial expiration date of the Offer if Genlyte has received an Acquisition Proposal (as defined in the Merger Agreement) prior to the initial expiration date of the Offer that has not been withdrawn as of the date of the request for the extension of the Offer by Genlyte;

  •
  the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, subsequent expiration dates;

  •
  the financial analyses of Sagent and JPMorgan presented to the Genlyte Board at its meetings on October 2, 2007 and November 25, 2007, and the opinions of Sagent and JPMorgan dated November 25, 2007, to the Genlyte Board to the effect that, as of such date, and based upon and subject to the various assumptions made, matters considered and limitations set forth in their respective written opinions, the $95.50 per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger, other than Excluded Shares, was fair, from a financial point of view, to such holders. The full text of the written opinion of Sagent, dated November 25, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex II to this Statement and incorporated herein by reference. The full text of the written opinion of JPMorgan, dated November 25, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex III to this Statement and incorporated herein by reference;

  •
  the likelihood and anticipated timing of completing the Offer, in light of the scope of the conditions to completion;

  •
  the absence of significant regulatory approvals to consummate the Offer and the Merger that could potentially prevent or materially delay the Offer and the Merger or cause either party to exercise its right to terminate the Merger Agreement, as well as the efforts required by the parties to the Merger Agreement to obtain such approvals;

  •
  the business reputation of Parent and its management and the substantial financial resources and experience of Parent and, by extension, Purchaser, which the Genlyte Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner; and

  •
  the availability of statutory appraisal rights under Delaware law in the second-step Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of Genlyte will be able to receive the Offer Price for their Shares in the Offer and Merger.

        In the course of its deliberations, the Genlyte Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and the transaction, including:

  •
  the restrictions that the Merger Agreement imposes on soliciting competing proposals;

  •
  the restrictions that the Merger Agreement imposes on terminating the Merger Agreement to pursue a superior proposal;

  •
  the fact that Genlyte must pay Parent a termination fee of $60.0 million and up to $6.0 million of Parent's expenses if Genlyte terminates the Merger Agreement due to the receipt of a Superior Proposal (as defined in the Merger Agreement);

  •
  the possibility that the termination fee payable by Genlyte to Parent may discourage other bidders and, if the Merger Agreement is terminated, impact Genlyte's ability to engage in another transaction for up to 12 months following the termination date should the Offer not be completed;

  •
  the risks and costs to Genlyte if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

  •
  the restrictions on the conduct of Genlyte's business prior to the completion of the transaction, requiring Genlyte to conduct its business in the ordinary course of business, and to use its reasonable best efforts to preserve intact its business organization, and to preserve its current relationships with which it has significant business relations, subject to specific limitations, which may delay or prevent Genlyte from undertaking business opportunities that may arise pending completion of the transactions;

  •
  the fact that Genlyte's executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Genlyte's other stockholders as described in Item 3 above and the Information Statement; and

  •
  the fact that the all-cash consideration would be a taxable transaction to the holders of Shares of Genlyte that are U.S. persons for U.S. Federal income tax purposes.

        The foregoing discussion of the factors considered by the Genlyte Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Genlyte Board. After considering these factors, the Genlyte Board concluded that the positive factors relating to the Merger Agreement and the Offer substantially outweighed the potential negative factors. The Genlyte Board collectively reached the conclusion to approve the Merger Agreement and the related transactions in light of the various factors described above and other factors that the members of the Genlyte Board believed were appropriate. In view of the wide variety of factors considered by the Genlyte Board in connection with its evaluation of the Offer, the Merger and the related transactions and the complexity of these matters, the Genlyte Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Genlyte Board. Rather, the Genlyte Board made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

        For the reasons described here, the Genlyte Board recommends that the Genlyte's stockholders accept the Offer and tender their Shares into the Offer.

  Fairness Opinion

  Opinion of Sagent Advisors Inc.

        On November 25, 2007, Sagent delivered its oral opinion to the Genlyte Board, which opinion was subsequently confirmed by delivery of a written opinion dated November 25, 2007 to the effect that, as of such date, and based upon and subject to various assumptions made, matters considered and limitations described in the opinion, the consideration of $95.50 per Share to be paid in the Offer and Merger for each Share, was fair, from a financial point of view, to holders of Shares.

        The full text of Sagent's written opinion describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Sagent. Sagent's opinion is attached as Annex II to this Statement. Sagent's opinion is directed only to the fairness, from a financial point of view, to the holders of Shares of the consideration to be paid to such holders in the Offer and Merger and does not address the fairness of any other aspect of the Offer or Merger (including the Excluded Shares). The opinion also does not address Genlyte's underlying business decision to effect the Offer and Merger. The opinion does not constitute a recommendation to any holder of Shares as to how such stockholder should vote on the proposed Merger or whether to tender into the Offer, nor does it constitute a recommendation to the Genlyte Board to proceed with the Offer and Merger.

        In arriving at its opinion, Sagent:

    •
    reviewed a draft of the Merger Agreement;

    •
    reviewed financial and other information that was publicly available or furnished to it by Genlyte;

    •
    reviewed financial projections of Genlyte for the period beginning January 1, 2007 and ending December 31, 2012 prepared by the management of Genlyte;

    •
    met with management of Genlyte to review and discuss such information and the business, operations and future prospects of Genlyte;

    •
    compared certain financial and securities data of Genlyte with those of various other companies whose securities are traded in public markets;

    •
    reviewed prices and premiums paid in certain other business combinations; and

    •
    conducted such other financial studies, analyses and investigations as Sagent considered appropriate.

        In its review and analysis, Sagent relied upon and assumed the accuracy and completeness of all of the financial and other information that was available from public sources, that was provided by Genlyte or its representatives or that Sagent otherwise reviewed, and Sagent assumed that Genlyte was not aware of any information prepared by it or its advisors that might be material to Sagent's opinion that was not made available to Sagent. With respect to the financial projections supplied to Sagent, Sagent relied upon representations that they were reasonably prepared on a basis reflecting the best currently available judgments and estimates of Genlyte's management as to the future operating and financial performance of Genlyte. Sagent did not assume any responsibility for making an independent evaluation or appraisal of any assets or liabilities of Genlyte, contingent or otherwise, or for making any independent verification of any information it reviewed. Sagent assumed that the Offer and the Merger would be consummated in a timely manner and in accordance with the terms of the Merger Agreement, without any limitations, restrictions, conditions, amendments, waivers or modifications, regulatory or otherwise, that collectively would have a material adverse effect on the consideration to be received. The Sagent opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Sagent as of, November 25, 2007.

        Sagent's opinion did not address the fairness of the amount or nature of the compensation, if any, to be received by Genlyte's officers, directors or employees, or any class of such persons, as a result of, or in connection with, the Offer or the Merger relative to the amounts to be paid to holders of Shares in the Offer or the Merger.

        In connection with rendering its opinion, Sagent performed a variety of financial and comparative analyses. The material analyses are summarized below. Genlyte placed no limitations on the scope of Sagent's investigation or the procedures followed by Sagent in rendering its opinion. The preparation of a fairness opinion involves various qualitative determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis.

        Accordingly, Sagent believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Sagent's analyses and opinion. Sagent did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support Sagent's opinion. Rather, Sagent arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The forecasts and estimates of Genlyte's future performance provided by Genlyte management that are in or underlying Sagent's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Sagent considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of anyone involved with the Offer and Merger. Estimates of the financial value of companies or securities do not purport to be appraisals, nor do they necessarily reflect the prices at which companies or securities may actually be sold.

        The offer price was determined through arm's length negotiation between Genlyte and Philips. Sagent provided advice to Genlyte during the negotiations. Sagent did not, however, recommend any specific amount or type of consideration to Genlyte or the Genlyte Board or that any specific amount or type of consideration constituted the only appropriate amount or type of consideration for the Offer and Merger.

        The Sagent opinion was approved for issuance by the Fairness and Valuation Opinion Committee of Sagent.

        The following is a summary of the material financial analyses performed by Sagent and reviewed by the Genlyte Board in connection with Sagent's opinion relating to the Offer and Merger. The order of the analyses described does not represent relative importance or weight given to those analyses by Sagent. The financial analyses summarized below include information presented in tabular format. In order to fully understand Sagent's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Sagent's financial analyses.

    (a)   Comparable Companies Analysis

        Sagent compared certain Genlyte financial information with corresponding financial information of selected publicly traded lighting and electrical products companies that Sagent judged generally to be relevant. These companies were selected, among other reasons, because of their operational and overall business similarities with Genlyte's business. The companies reviewed in connection with this analysis were:

      Selected Public Companies

Lighting Companies		Electrical Products Companies
•	Acuity Brands, Inc.	•	Cooper Industries, Ltd.
•	Zumtobel AG	•	Hubbell Inc.
		•	LeGrand SA
		•	Schneider Electric SA
		•	Thomas & Betts Corporation

        Sagent reviewed, among other things, (i) enterprise values (calculated as fully diluted equity value, plus book values of total debt, preferred stock and minority interests, less cash, cash equivalents and investments in unconsolidated companies), (ii) market values of equity, including options, on a fully diluted basis, (iii) enterprise values as a multiple of earnings before interest, taxes, depreciation and amortization (commonly referred to as EBITDA) as estimated for calendar years 2007 and 2008, and (iv) share price as a multiple of estimated earnings per share (EPS) for the calendar years 2007 and 2008. Sagent then compared the multiples derived for the selected companies with corresponding multiples implied for Genlyte based on the closing price of Shares on November 21, 2007 and the offer price of $95.50 per Share. Trading data for the selected companies were based on closing stock prices on November 21, 2007 and the most recent publicly available SEC filings and company press releases. Estimated EBITDA and EPS for the selected companies were based on selected Wall Street research and the most recent publicly available consensus median research estimates as published by Thomson First Call, respectively. Genlyte estimated financial data were analyzed based on the financial forecasts and estimates provided to Sagent by Genlyte's management, adjusted by Sagent for shares repurchased under Genlyte's stock repurchase program.

        This analysis indicated the following implied multiples for the selected companies, as compared to corresponding multiples implied for Genlyte, based both on the market closing price of Shares on November 21, 2007 and the offer price of $95.50 per Share:

	Enterprise Value as Multiple of				Share Price as Multiple of
	2007 Estimated EBITDA		2008 Estimated EBITDA		2007 Estimated EPS		2008 Estimated EPS
Median	8.9	x	8.3	x	14.4	x	12.6	x
Mean	8.7	x	7.7	x	13.6	x	11.9	x
High	10.4	x	8.8	x	15.4	x	13.4	x
Low	5.6	x	4.5	x	11.3	x	9.3	x
Genlyte (@ Market)	6.7	x	6.1	x	12.0	x	10.6	x
Genlyte (@ $95.50)	10.4	x	9.4	x	18.6	x	16.4	x

        This analysis led Sagent to an equity value reference range for Genlyte of $55.14 to $87.47 per share, based on an estimated 2007 EBITDA multiple range of 6.0x to 9.5x, and $61.59 to $82.12 per share, based on the 2007 price to EPS multiple range of 12.0x to 16.0x.

    (b)   Precedent Transactions Analysis

        Sagent reviewed the multiples of (i) enterprise values to LTM revenues, (ii) enterprise values to EBITDA for the most recently reported twelve month period (LTM) as of the date of announcement of the applicable transaction and (iii) enterprise values to LTM earnings before interest and taxes

(EBIT), for the following eleven selected transactions in the lighting industry announced between August 1997 and July 2007:

      Selected Transactions

Target / Acquiror

  •
  Louis Poulsen SA & Co. A/S / Targetti Sankey SpA

  •
  Partners in Lighting International N.V. / Royal Philips

  •
  Juno Lighting Inc. / Schneider Electric SA

  •
  LeGrand SA / Kohlberg Kravis Roberts & Co.; Goldman Sachs Group

  •
  USI Lighting Group / Hubbell Inc.

  •
  Wassall PLC / Kohlberg Kravis Roberts & Co.

  •
  Holophane Corporation / NSI Enterprises, Inc.

  •
  Juno Lighting Inc. / Fremont Partners

  •
  Thorn Lighting Group PLC / Wassall PLC

  •
  Menvier-Swain Group PLC / Cooper Industries, Ltd.

  •
  Sylvania Lighting International, B.V. / Chicago Miniature Lamp, Inc.

        Sagent compared the LTM revenue, EBITDA and EBIT multiples derived from the selected transactions with the corresponding LTM revenue, EBITDA and EBIT multiples implied in the Offer and Merger based on the offer price of $95.50 per Share. This analysis indicated the following implied multiples and implied median and mean multiples based on the selected transactions, as compared to the corresponding multiples implied in the Offer and Merger:

	Enterprise Value as Multiple of
	LTM Revenue		LTM EBITDA		LTM EBIT
Median	1.60	x	10.5	x	12.7	x
Mean	1.58	x	9.7	x	11.6	x
High	3.48	x	13.5	x	14.9	x
Low	0.44	x	4.6	x	6.3	x
Genlyte/Parent	1.78	x	10.5	x	11.8	x

        This analysis led Sagent to an equity value reference range for Genlyte of $81.89 to $100.11 per share, based on an LTM EBITDA multiple range of 9.0x to 11.0x.

    (c)   Premiums Paid Analysis

        Sagent analyzed the one-day, one-week and four-week (prior to announcement) premiums implied in (i) 41 selected transactions announced since January 2006 and (ii) 16 selected industrial sector transactions announced since September 2002. The 41 transactions (also referred to as the Selected Transactions Since 2006) were selected based on criteria of cash only transactions for 100% of the target companies' outstanding common stock since January 1, 2006 with transaction equity values between $2 billion and $10 billion. Transactions with target company per share common stock prices less than $10 at announcement of the applicable transactions, and transactions with non-U.S. based target companies, were excluded. The selection of the 16 industrial company transactions (also referred to as the Selected Industrial Transactions) was based on criteria of cash only transactions for 100% of the target companies' outstanding common stock during the past five years with market equity values greater than $500 million. Transactions with target company per share common stock prices less than $10 at announcement of the applicable transactions, and transactions with non-U.S. based target companies, were excluded.

        This analysis indicated the following implied mean, median, high and low premiums paid based on the target companies' closing common stock prices one-day, one-week and four-weeks prior to announcement of the selected transactions as compared to the corresponding premiums implied by the offer price.

	Premiums Paid
Selected Transactions Since 2006(1)
	One-Day	One-Week	Four-Weeks
Median	21%	26%	34%
Mean	24%	26%	32%
High	50%	49%	60%
Low	7%	8%	13%
	Premiums Paid
Selected Industrial Transactions(2)
	One-Day	One-Week	Four-Weeks
Median	20%	24%	32%
Mean	23%	24%	29%
High	38%	36%	43%
Low	7%	6%	14%
Genlyte/Parent	55%	41%	62%

    (1)
    Results excluded the three highest and lowest premiums at each measurement point.

    (2)
    Results excluded the highest and lowest premiums at each measurement point.

        This analysis led Sagent to an equity value reference range for Genlyte of $67.85 to $92.52, based on premiums paid of 10%-50% above closing common stock prices one-day prior to the announcement of the Selected Transactions Since 2006, $64.99 to $88.62, based on premiums paid of 10%-50% above closing common stock prices four-weeks prior to announcement of Selected Transactions Since 2006, $67.85 to $86.35, based on premiums paid of 10%-40% above closing common stock prices one-day prior to announcement of the Selected Industrial Transactions and $64.99 to $82.71, based on premiums paid of 10%-40% above closing common stock prices four-weeks prior to announcement of the Selected Industrial Transactions.

    (d)   Discounted Cash Flow Analysis

        Sagent performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone unlevered, after-tax free cash flows that Genlyte could generate over the period from the fiscal year ending December 31, 2008 through the fiscal year ending December 31, 2012 based on estimates of Genlyte's management, and provided to Sagent, following discussions with management of Genlyte as to Genlyte's projected future financial performance. Sagent calculated a range of terminal values for Genlyte by applying an EBITDA exit multiple of 7.0x to 9.0x Genlyte's fiscal year ending December 31, 2012 EBITDA. The cash flows and terminal values were then discounted to present value using discount rates ranging from 10.0% to 11.0%, based on Sagent's estimate of the lighting and electrical products industry's weighted average cost of capital.

        This analysis led Sagent to an equity value reference range for Genlyte of $83.13 to $106.03 per share.

    (e)   Miscellaneous

        Under the terms of Sagent's engagement, Genlyte agreed to pay to Sagent certain fees for its services, some of which were payable in connection with rendering its fairness opinion and a significant portion of which is contingent upon the completion of the Offer. The fees payable upon rendering of the fairness opinion aggregated $2.0 million. Upon the consummation of the Offer, an additional amount will be due and payable to Sagent equal to approximately $6.9 million. In addition, Genlyte agreed to reimburse Sagent for certain of its reasonable expenses, including certain fees and disbursements of its counsel, and to indemnify Sagent against liabilities relating to or arising out of its engagement as Genlyte's financial advisor.

        Sagent has performed investment banking services for Genlyte in the past, including acting as financial advisor to Genlyte in connection with its acquisitions of JJI Lighting Group, Inc. in May 2006 and the Strand Theatrical Lighting Business in July 2006, and has been compensated for such services. In addition, a managing director of Sagent's Genlyte client team owns approximately one-third of one percent of outstanding Shares, and has owned such Shares for more than five years.

        The Genlyte Board selected Sagent as its financial advisor in connection with the Offer and Merger because the principals and other professionals of Sagent have substantial experience in similar transactions. Sagent, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

  Opinion of J.P. Morgan Securities Inc.

        Pursuant to an engagement letter dated August 2, 2007, as amended on October 1, 2007, Genlyte retained JPMorgan as a financial advisor in connection with the transactions contemplated by the Merger Agreement.

        At the meeting of the Genlyte Board held on November 25, 2007, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the Genlyte Board that, as of such date and based upon and subject to the factors, limitations and assumptions set forth in its opinion, the consideration to be received by holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders.

        The full text of the written opinion of JPMorgan, dated November 25, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is included as Annex III to this Statement and is incorporated herein by reference. Holders of Shares are urged to read the opinion in its entirety. JPMorgan provided its opinion to the Genlyte Board in connection with and for purposes of Genlyte's evaluation of the transactions contemplated by the Merger Agreement. JPMorgan's opinion does not constitute a recommendation to any holder of Shares as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote with respect to any matter. JPMorgan's opinion did not address, in the case of the Merger, the Excluded Shares. The summary of the opinion of JPMorgan set forth in this document is qualified in its entirety by reference to the full text of such opinion.

        In arriving at its opinion, JPMorgan, among other things:

  •
  reviewed the execution version of the Merger Agreement;

  •
  reviewed certain publicly available business and financial information concerning Genlyte and the industries in which it operates;

  •
  compared the proposed financial terms of the transactions contemplated by the Merger Agreement with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

  •
  compared the financial and operating performance of Genlyte with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly-traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by the management of Genlyte relating to its business; and

  •
  performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

        JPMorgan also held discussions with certain members of the management of Genlyte and participated in meetings with certain members of the management of Parent with respect to certain aspects of the Offer and the Merger and the past and current business operations of Genlyte, the financial condition and future operations of Genlyte, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

        In giving its opinion, JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by Genlyte or otherwise reviewed by or for JPMorgan. JPMorgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has it evaluated the solvency of Genlyte or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to JPMorgan, JPMorgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Genlyte to which such analyses or forecasts relate. JPMorgan expresses no view as to such analyses or forecasts or the assumptions on which they were based. JPMorgan has also assumed that the Offer and the Merger will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement will not differ in any material respects from the version thereof furnished to JPMorgan. JPMorgan has also assumed that the representations and warranties made by Genlyte, Parent and Purchaser in the Merger Agreement and the related agreements are and will be true and correct in all ways material to JPMorgan's analysis. JPMorgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to Genlyte with respect to such issues. JPMorgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on Genlyte.

        JPMorgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of its opinion. Subsequent developments may affect JPMorgan's opinion, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan's opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the Offer and the Merger and JPMorgan has expressed no opinion as to the Offer and the Merger to, or any consideration received in connection therewith by, holders of any other class of securities, creditors or other constituencies of Genlyte or as to the underlying decision by Genlyte to engage in the transactions contemplated by the Merger Agreement.

        In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The analyses relied on financial projections furnished to JPMorgan and were prepared or reviewed and approved by Genlyte management. JPMorgan relied on two financial cases for its analyses: the forecasts referred to under "Item 8. Additional Information—Certain Financial Information and Projections", which is referred to as management's case with acquisitions, and a set of forecasts, which is referred to as management's case without acquisitions, which assumed no acquisition-driven revenue growth and an organic revenue growth rate of approximately 5% per year until 2012 and declining toward the perpetuity growth rate over the following five years. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

    (a)   Publicly-Traded Comparable Company Analysis

        Using publicly available information, JPMorgan compared selected financial data of Genlyte with similar data for certain publicly-traded companies engaged in businesses that JPMorgan deemed relevant to Genlyte's business. The companies selected by JPMorgan design, manufacture, market and sell low-voltage lighting and electrical related products for a wide variety of applications in the commercial, residential and industrial markets. The selected companies include the following:

  •
  Acuity Brands, Inc.;

  •
  Cooper Industries Ltd.;

  •
  Hubbell, Inc.;

  •
  Schneider Electric SA; and

  •
  Thomas & Betts Corp.

        For each of the selected companies, JPMorgan calculated such company's firm value as a multiple of such company's estimated 2008 sales, which is referred to as "FV/2008E Sales Multiple", and as a multiple of such company's estimated 2008 earnings before interest, tax, depreciation and amortization ("EBITDA"), which is referred to as "FV/2008E EBITDA Multiple". Firm value for each of the selected companies was based on the market value of such company's closing common stock price on November 21, 2007 plus such company's net debt as shown on its most recent publicly available balance sheet. Furthermore, for each of the selected companies, firm value was adjusted for recently publicly announced corporate actions including acquisitions, divestitures and financings that have taken place after the filing of the most recent publicly available balance sheet. The 2008 sales and EBITDA financial information for each of the selected companies was based on equity research estimates. This analysis indicated the following implied multiples and implied median multiples based on the selected companies:

	FV/2008E Sales		FV/2008E EBITDA
High	1.5	x	8.8	x
Low	0.8	x	4.9	x
Median	1.3	x	8.0	x

        Based on the results of this analysis and on JPMorgan's judgment and experience, JPMorgan applied a FV/2008E Sales Multiple of 1.2-1.5x and a FV/2008E EBITDA Multiple of 7.0-8.5x to Genlyte's management's case with acquisitions and management's case without acquisitions. This resulted in a per share implied equity value for Genlyte of $76 to $94 and $72 to $90 based on the FV/2008E Sales Multiple, and $74 to $90 and $72 to $87 based on the FV/2008E EBITDA Multiple, respectively.

    (b)   Selected Transaction Analysis

        Using publicly available information, JPMorgan examined the following selected transactions over the last decade involving companies that design, manufacture, market and sell low-voltage lighting and electrical related products for a wide variety of applications in the commercial, residential and industrial markets:

Date Announced	Target	Acquirer
Jun. 2007	Louis Poulsen Lighting A/S	Targetti Sankey SpA
Nov. 2006	Partners in Lighting International NV	Royal Philips
Jun. 2005	Juno Lighting, Inc.	Schneider Electric SA
May 2004	Genlyte Thomas Group LLC	Genlyte
Mar. 2002	LCA Group, Inc.	Hubbell, Inc.
Feb. 2000	Wassall Plc	Kohlberg Kravis Roberts & Co.
Jun. 1999	Holophane Corporation	National Service Industries, Inc.
Oct. 1998	Lumen Technologies, Inc.	Lighthouse Weston Corporation
Sep. 1998	TLG Plc	Wassall Plc

These transactions were deemed to be most relevant in evaluation of the Offer & Merger in JPMorgan's judgment.

        For each of the selected transactions, JPMorgan calculated and, to the extent information was publicly available, compared the target's firm value as a multiple of the target's last 12 months' sales as of the quarter ended immediately prior to the announcement of the respective transaction, which is referred to as "FV/LTM Sales Multiple", and as a multiple of the target's last 12 months' EBITDA as of the quarter ended immediately prior to the announcement of the respective transaction, which is referred to as "FV/LTM EBITDA Multiple". The target financials of each of the selected transactions were adjusted for publicly announced corporate actions including acquisitions, divestitures and financings that had taken place after the filing for the quarter ended immediately prior to the announcement of the respective transaction. This analysis indicated the following implied multiples and implied median multiples based on the selected transactions:

	FV/LTM Sales		FV/LTM EBITDA
High	2.4	x	12.5	x
Low	0.4	x	5.6	x
Median	1.5	x	10.3	x

        Based on the results of this analysis and on JPMorgan's judgment and experience, JPMorgan applied a FV/LTM Sales Multiple of 1.4-1.7x and a FV/LTM EBITDA Multiple of 9.5-11.0x to Genlyte's estimated sales and EBITDA for the 12-month period ending December 31, 2007. This resulted in a per share implied equity value for Genlyte of $80 to $97 based on the FV/LTM Sales Multiple and $91 to $105 based on the FV/LTM EBITDA Multiple.

    (c)   Discounted Cash Flow Analysis

        JPMorgan conducted a discounted cash flow analysis for the purpose of determining the implied fully diluted equity value per share for the Shares. JPMorgan calculated the unlevered free cash flows that Genlyte is expected to generate during fiscal years 2008 through 2012 based upon Genlyte's management's strategic plan and fiscal years 2013 through 2017 based upon guidance from Genlyte's management. JPMorgan also calculated a range of terminal firm values of Genlyte by applying terminal growth rates based on JPMorgan's judgment and experience ranging from 2-3% to Genlyte's unlevered free cash flow during the final year of the 10-year period, ending 2017. The unlevered free cash flows and the range of terminal firm values were then discounted to present values using a range of discount rates from 9.5-10.5%. This discount rate range was based upon an analysis of the weighted average cost of capital of Genlyte conducted by JPMorgan. The present value of the unlevered free cash flows and the range of terminal firm values were then adjusted for Genlyte's projected net debt as of December 31, 2007. For management case with acquisitions and management case without acquisitions this analysis indicated a per share implied equity value for Genlyte of between $86 to $111 and $79 to $97, respectively.

        The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPMorgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Genlyte, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly-traded companies with operations and businesses that, for purposes of JPMorgan's analysis, may be considered similar to those of Genlyte. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of JPMorgan's analysis, may be considered similar to those of the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Genlyte and the transactions compared to the Offer and the Merger.

        As part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Genlyte with respect to the Offer and the Merger on the basis of such experience and its familiarity with Genlyte's industry sector globally.

        JPMorgan has acted as financial advisor to Genlyte with respect to the Offer and the Merger and will receive a fee of $3.0 million from Genlyte for its services that will become payable if the Offer is consummated. In addition, Genlyte has agreed to indemnify JPMorgan for certain liabilities arising out of its engagement. JPMorgan and its affiliates have current commercial and investment banking relationships with Genlyte and Royal Philips, including providing commercial credit and loan facilities to Genlyte and acting as financial advisor and joint bookrunner on issuances by Royal Philips in the last two years. In the ordinary course of its businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Genlyte or Royal Philips for its own account or for the accounts of its customers and, accordingly, JPMorgan may at any time hold long or short positions in such securities.

  Intent to Tender

        To the best of Genlyte's knowledge, after reasonable inquiry, all of Genlyte's executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer (other than Shares held directly or indirectly by other public companies, as to which Genlyte has no knowledge or Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Genlyte engaged Sagent and JPMorgan as Genlyte's exclusive financial advisors in connection with the transaction. Except as set forth below, neither Genlyte nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to Genlyte's stockholders on its behalf with respect to the Offer or the Merger.

  Sagent

        Under the terms of Sagent's engagement, Genlyte agreed to pay to Sagent certain fees for its services, some of which were payable in connection with rendering its fairness opinion and a significant portion of which is contingent upon the completion of the Offer. The fees payable upon rendering of the fairness opinion aggregated $2.0 million. Upon the consummation of the Offer, an additional amount will be due and payable to Sagent equal to approximately $6.9 million. In addition, Genlyte agreed to reimburse Sagent for certain of its reasonable expenses, including certain fees and disbursements of its counsel, and to indemnify Sagent against liabilities relating to or arising out of its engagement as Genlyte's financial advisor.

        Sagent has performed investment banking services for Genlyte in the past, including acting as financial advisor to Genlyte in connection with its acquisitions of JJI Lighting Group, Inc. in May 2006 and the Strand Theatrical Lighting Business in July 2006, and has been compensated for such services. In addition, a managing director of Sagent's Genlyte client team owns approximately one-third of one percent of outstanding Shares, and has owned such Shares for more than five years.

        The Genlyte Board selected Sagent as its financial advisor in connection with the Offer and Merger because the principals and other professionals of Sagent have substantial experience in similar transactions. Sagent, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

  JPMorgan

        JPMorgan has also acted as financial advisor to Genlyte with respect to the Transaction and will receive a fee of $3.0 million from Genlyte for its services that will become payable only if the Transaction is consummated. In addition, Genlyte has agreed to indemnify JPMorgan for certain liabilities arising out of its engagement. JPMorgan and its affiliates have current commercial and investment banking relationships with Genlyte and Royal Philips, including providing commercial credit and loan facilities to Genlyte and acting as financial advisor and joint bookrunner on issuances by Royal Philips in the last two years. In the ordinary course of its businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Genlyte or Royal Philips for its own account or for the accounts of its customers and, accordingly, JPMorgan may at any time hold long or short positions in such securities.

Item 6.    Interest in Securities of the Subject Company.

        On August 22, 2007, the Genlyte Board authorized the repurchase of up to 5% of Genlyte's outstanding common stock as of July 28, 2007, or 1,431,179 shares. As part of the publicly-announced plan, Genlyte has repurchased, pursuant to Rule 10b-18 under the Exchange Act, the following number of Shares within the last 60 days prior to this Statement:

Date	Number of Shares	Average Price Per Share
10/31/07	60,553	$64.0966
11/1/07	81,340	63.5823
11/2/07	81,340	63.7483
11/5/07	89,002	64.9744
11/6/07	11,129	65.7564
11/7/07	83,161	66.9725
11/8/07	45,955	66.7901
11/9/07	68,355	66.4131
11/12/07	80,000	66.7820
11/13/07	80,000	67.0044
11/14/07	80,000	68.0118

        On October 31, 2007, Mr. Schneider exercised an Option to purchase 5,000 Shares at an exercise price of $13.875 per Share and sold 2,810 of such underlying Shares in the open market at prices ranging from $64.02 to $64.14 per Share.

        In addition, on November 13, 2007, Mr. Ferko exercised an Option to purchase 2,745 Shares at an exercise price of $13.88 per Share and sold the underlying Shares in the open market at prices ranging from $67.10 to $67.30 per Share. On November 14, 2007, Mr. Ferko also exercised Options to purchase an aggregate of 17,255 Shares at an exercise price of $13.88 per Share and sold 8,255 of the underlying Shares in the open market at prices ranging from $68.00 through $68.19 per Share.

        During the past 60 days prior to the date of this Statement and in the ordinary course, Genlyte has issued shares of Common Stock to holders of Options to purchase Common Stock upon the exercise of such Options by the holders thereof.

        Except as described above in this Item 6, no transactions in the Shares have been effected during the past sixty days by Genlyte or, to the knowledge of Genlyte, by any executive officer, director, affiliate or subsidiary of Genlyte.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, Genlyte is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in: (i) a Offer for or other acquisition of Shares by Genlyte, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Genlyte or any of its subsidiaries (other than potential acquisitions by Genlyte), (iii) any purchase, sale or transfer of a material amount of assets of Genlyte or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Genlyte.

        Except as set forth in this Statement, there are no transactions, resolutions of the Genlyte Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

  Anti-Takeover Statutes and Provisions

        A number of states (including Delaware, where Genlyte is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Genlyte, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, Genlyte believes that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

        Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Genlyte Board has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Merger Agreement and the Transactions and so that each of Parent and Purchaser will not be an "interested stockholder."

        Genlyte is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, if any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Genlyte, then Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, then Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of the Shares, and Purchaser might be unable to accept for payment or pay for the Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered pursuant to the Offer.

  Appraisal Rights

        No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, then each holder of Shares who has neither voted in favor of the Merger nor consented thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the holder's Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid. In determining such fair value, the Delaware Court of Chancery may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP,  Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger Court also noted that, under the DGCL, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the purchase price per Share in the Offer or the merger consideration.

        If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal as provided in the DGCL, then such Shares will be converted into the consideration paid in the Merger. A stockholder may withdraw his demand for appraisal by delivery of a written withdrawal of his demand for appraisal and acceptance of the Merger.

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the text of which is set forth in Annex IV hereto and incorporated by reference herein.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

  Short-form Merger; Top-Up Option

        The DGCL provides that, if a parent company owns at least 90% of the outstanding shares of each class of a subsidiary's stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the "short form" merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, Purchaser would have to own at least 90% of the outstanding Shares of Genlyte. If Purchaser is able to consummate the Merger pursuant to these provisions of the DGCL, then the closing of the Merger would take place as soon as practicable after the closing of the Offer, without any notice to or approval of the other stockholders of Genlyte.

        Pursuant to the terms of the Merger Agreement and in order to facilitate a short-form merger following the completion of the Offer, Genlyte has granted to Purchaser an irrevocable option (the "Top-Up Option") to purchase up to a number of newly issued Shares (the "Top-Up Option Shares") that, when added to the number of Shares owned by Parent, Purchaser and their respective affiliates at the time of such exercise, at which time Parent, Purchaser and their respective affiliates must already own more than 50% of the Shares outstanding (determined on a fully diluted basis), would result in Parent, Purchaser and their respective affiliates owning one Share more than 90% of the outstanding Shares, at a price per Share equal to the Offer Price (a "Short Form Merger").

        The Top-Up Option is only exercisable once in whole and not in part within ten business days after the Purchase Date. Notwithstanding the foregoing, the Top-Up Option is not exercisable, and terminates on the Purchase Date, if (i) the issuance of the Top-Up Option Shares would require stockholder approval under the rules of Nasdaq, (ii) the number of Top-Up Option Shares would exceed the number of authorized but unissued Shares or (iii) after issuance of Shares pursuant to the Top-Up Option, it will be insufficient to allow Purchaser to effect a short form merger under Section 253 of the DGCL. In addition, the Top-Up Option terminates concurrently with the termination of the Merger Agreement.

        In the event that Purchaser wishes to exercise the Top-Up Option, Purchaser will pay Genlyte the aggregate price required to be paid for the Top-Up Option Shares and Genlyte will cause to be issued to Purchaser a certificate representing the Top-Up Option Shares.

  Stockholder Meeting

        If Parent acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares of Genlyte, then the affirmative vote of the holders of a majority of the outstanding Shares of Genlyte will be required under the DGCL to effect the Merger. As a result, Genlyte will also have to comply with the Federal securities laws and regulations governing the solicitation of proxies. Among other things, Genlyte will be required to prepare and distribute a proxy statement and as a consequence a longer period of time will be required to effect the Merger. However, assuming that a number of Shares that, together with any Shares then owned by Parent or Purchaser, represents greater than 50% of the voting power of the outstanding Shares are tendered and not properly withdrawn in the Offer, the Purchaser will be able to approve the Merger without the vote of any other stockholder.

  Section 14(f) Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Genlyte Board, other than at a meeting of Genlyte's stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

  Regulatory Approvals

    (a)   United States Antitrust Compliance

        Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by Purchaser is subject to these requirements.

        Under the HSR Act and the related rules, the Offer may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied, and Purchaser has conditioned its obligation to acquire the Shares on these events occurring. Purchaser and Genlyte filed a Notification and Report Form with respect to the acquisition of the Shares pursuant to the Offer and the Merger with the Antitrust Division and the FTC on November 30, 2007. The waiting period under the HSR Act will expire after a 15-calendar-day waiting period, which is at 11:59 p.m., New York City time, on Monday, December 17, 2007, unless early termination of the waiting period is granted or the parties receive a request for additional information or documentary material. Purchaser and Genlyte have requested early termination of the waiting period applicable to the Offer, but there can be no assurances that Purchaser and Genlyte will be granted early termination. Should a request for additional information be issued, complying with such a request can take a significant amount of time. In addition, while there are statutory limitations on the period of time that the Antitrust Division and the FTC may delay an acquisition (ten calendar days after substantial compliance with the additional information request), as a practical matter if substantive antitrust issues are raised, the parties often agree to delay completion of the transaction while discussion of the substantive issues are ongoing. Although Genlyte is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither Genlyte's failure to make such filings nor Genlyte's failure to respond to a request from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

        The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Shares by Purchaser pursuant to the Offer. At any time before or after Purchaser's purchase of the Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of the Shares pursuant to the Offer or seeking divestiture of the Shares acquired by Purchaser or the divestiture of substantial assets of Royal Philips, Genlyte or any of their respective subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 13—"Certain Conditions of the Offer" of the Offer to Purchase for certain conditions to the Offer that could become applicable in the event of such a challenge.

    (b)   Foreign Antitrust Approvals

        Both Genlyte and Royal Philips and their respective subsidiaries conduct business in many countries around the world. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of these foreign countries require the filing of information with, or the obtaining of the approval of, governmental authorities therein before completion of the Offer. Set forth below are those jurisdictions outside the United States where such filings will be made. Further, if any action is taken before completion of the Offer by any government or governmental authority, then Purchaser may not be obligated to accept for payment or pay for any of the tendered Shares. See Section 13—"Certain Conditions of the Offer" of the Offer to Purchase for certain conditions to the Offer that could become applicable in the event of such an action.

        Austria.    Under the provisions of the Austrian Cartel Act 2005 (the "Cartel Act"), the acquisition of the Shares pursuant to the Offer may be consummated if the "Statutory Parties" (as defined in the Cartel Act) have either waived any request for in-depth examination of the transaction, or notified the Purchaser that they have not requested an in-depth examination of the transaction. In case such an in-depth examination has been requested, the acquisition of Shares pursuant to the Offer may be consummated if the Austrian Cartel Court has either dismissed the request or declared that the concentration will not be prohibited, or the Austrian Cartel Court has discontinued the examination proceedings. The written approval by the Austrian Cartel Court or the expiration of any applicable waiting period is a condition to Purchaser's obligation to accept for payment and pay for the Shares tendered pursuant to the Offer. See Section 13—"Certain Conditions of the Offer" of the Offer to Purchase.

        Brazil.    The parties intend to submit the Merger for approval by the Brazilian antitrust authorities. The Secretariat for Economic Monitoring and Secretariat of Economic Law will consider the Merger, and each will issue an opinion to the Administrative Council for Economic Defense, Brazil's antitrust tribunal (the "Brazilian Council"). The Brazilian Council will make a decision with respect to the Merger. The review of the Merger by the Brazilian antitrust authorities may take longer than six months, but will not prevent the consummation of the Merger. However, if the Brazilian Council decides that the merger is anti-competitive, then it may impose restrictions on the parties or order an unwinding of the Merger.

        Canada.    Under the Competition Act (Canada), certain transactions involving the acquisition of shares that exceed prescribed financial thresholds are subject to pre-merger notification and cannot be implemented until either (i) a notification has been filed and the applicable waiting periods have been terminated or have expired, (ii) an advance ruling certificate has been issued by the Commissioner or (iii) the Commissioner has waived the requirement to file a notification. Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian that exceed prescribed financial thresholds are subject to review and cannot be implemented until the responsible minister under the Investment Canada Act is satisfied or deemed to be satisfied that the transactions contemplated by the Merger are likely of net benefit to Canada. The Merger is not subject to review under the Investment Canada Act (Canada), but rather is subject to a requirement to file a notification within 30 days of completion of the Merger.

        The Merger is a "notifiable transaction" for purposes of Part IX of the Competition Act (Canada) (the "Competition Act"), and it may not be completed before the expiration or earlier termination of the applicable waiting period after notice of the transaction, together with certain prescribed information, has been provided to the Commissioner of Competition appointed under the Competition Act (the "Canadian Commissioner"). The waiting period is either 14 or 42 days from the time a complete notification is provided to the Canadian Commissioner depending upon whether a short-form or long-form filing has been made. Alternatively, a party to a notifiable transaction may apply to the Canadian Commissioner for an advance ruling certificate, which may be issued by the Canadian Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. The merger provisions of the Competition Act permit the Canadian Commissioner to apply to the Competition Tribunal for relief in respect of transactions that prevent or lessen, or would be likely to prevent or lessen, competition substantially. The relief that may be ordered by the Competition Tribunal includes, in the case of a proposed transaction, prohibiting its completion. Purchaser will apply to the Canadian Commissioner for an advance ruling certificate in respect of the Merger. See Section 13—"Certain Conditions of the Offer" of the Offer to Purchase.

        China.    Under the "Rules on the Merger with and Acquisition of Domestic Enterprises By Foreign Investors," adopted by the Chinese Ministry of Commerce ("MOFCOM") and other agencies on August 8, 2006 and which came into effect on September 8, 2006, certain types of transactions that meet specified notification thresholds will be subject to antitrust review. Application of these rules may be triggered by several criteria, including in particular the Chinese turnover of a party to the transaction. Although the rules (as supplemented by guidelines issued by MOFCOM) specify certain substantive criteria and procedures, they contain many ambiguities, giving the concurrent authorities, MOFCOM and the State Administration for Industry and Commerce, wide latitude in the approval process. The expiration of the applicable waiting period is a condition to Purchaser's obligation to accept for payment and pay for the Shares tendered pursuant to the Offer. See Section 13—"Certain Conditions of the Offer" of the Offer to Purchase.

        Germany.    Under the provisions of the German Act against Restraints on Competition ("ARC"), the acquisition of the Shares pursuant to the Offer may only be completed if the acquisition is approved by the German Federal Cartel Office ("FCO"), either by written approval or by expiration of a one-month waiting period commenced by the filing by Parent of a complete notification (the "German Notification") with respect to the Offer, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, then the acquisition of the Shares pursuant to the Offer may only be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may be not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to Purchaser's obligation to accept for payment and pay for the Shares tendered pursuant to the Offer. See Section 13—"Certain Conditions of the Offer" of the Offer to Purchase.

        Italy.    Pursuant to Section 16 of the Italian law on competition (Law No. 287 of 10th October 1990), Purchaser was required to notify the Autorità Garante della Concorrenza e del Mercato (the "Italian Authority") of the transaction because the combined sales of Genlyte and Royal Philips exceed the threshold set out in the Italian law. The written approval by the Italian Authority or the expiration of any applicable waiting period will not prevent the consummation of the Merger.

        The foregoing is qualified in its entirety by reference to the Offer to Purchase, annexed hereto as Exhibit (a)(1)(A) and incorporated by reference herein, and the Merger Agreement, annexed hereto as Exhibit (e)(1) and incorporated by reference herein.

  Going Private Transactions

        The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of the Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not then held by it. As set forth in its Offer to Purchase, Purchaser believes that Rule 13e-3 will not be applicable to the Merger because Purchaser was not, at the time the Merger Agreement was executed, and is not, an affiliate of Genlyte (for Exchange Act purposes); it is anticipated that the Merger will be effected within one year following completion of the Offer; and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Genlyte and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

  Certain Financial Information and Projections

        During the course of the discussions between Philips and Genlyte that led to the execution of the Merger Agreement, Genlyte's management provided certain financial projections regarding Genlyte's future performance, which were not publicly available, to Philips and its financial advisor. The information provided included Genlyte's management's projections of financial performance for Genlyte for the remaining portion of fiscal year ending December 31, 2007, as well as fiscal year ending December 31, 2008 (without regard to the impact on Genlyte of a transaction with Parent and Purchaser).

        The projections provided by Genlyte's management to Philips included forecasts of Genlyte's net sales, earnings before interest and taxes ("EBIT") and earnings per share ("EPS"). These projections were as follows:

	FY 07 PROJECTIONS	FY 08 PROJECTIONS(2)
	(Amounts in millions, except earnings per share data)
Net Sales	$1,625.6	$1,809.2
EBIT	242.8	268.8
EPS(1)	5.15	5.71

(1)
Does not take into account Shares repurchased since October 1, 2007.

(2)
These projections assume both organic growth and growth through acquisitions consistent with the Company's historical budgeting and forecasting process.

        In addition, Genlyte's management updated the forecasts through November 17, 2007 and provided the updated forecasts to Sagent and JPMorgan in connection with their analyses and fairness opinions. The primary reason for the difference in the FY 07 forecasts provided to Philips and its advisors and the updated FY 07 forecasts was the increase in the strength of the Canadian dollar versus the US dollar. Genlyte's management also separately provided to Sagent and JPMorgan certain projections for fiscal years ending December 31, 2009, 2010, 2011 and 2012 for use in Sagent's and JPMorgan's analyses and fairness opinions. These updated projections included those set forth below:

	FY 07 PROJECTIONS	FY 08 PROJECTIONS(2)		FY 09 PROJECTIONS(2)		FY 10 PROJECTIONS(2)		FY 11 PROJECTIONS(2)	FY 12 PROJECTIONS(2)
	(Amounts in millions, except earnings per share data)
Net Sales	$1,632.1	$1,809.2		$1,983.8		$2,176.0		$2,393.6	$2,632.9
EBIT	241.9	268.8		296.8		329.0		366.6	408.6
EPS	5.13	5.71	(1)	6.31	(1)	7.00	(1)	—	—

(1)
Does not take into account Shares repurchased since October 1, 2007.

(2)
These projections assume both organic growth and growth through acquisitions consistent with the Company's historical budgeting and forecasting process.

        Genlyte has advised Philips that it does not as a matter of course make public any projections as to future performance or financial position, and the aforementioned projections are included in this Statement solely because such information was provided to Genlyte's financial advisors as well as Philips and its financial advisor. These projections were not prepared (1) with a view toward public disclosure, (2) in compliance with any regulations or guidelines promulgated by the SEC or the American Institute of Certified Public Accountants relating to the presentation of prospective financial information or (3) in accordance with U.S. generally accepted accounting principles. Genlyte's independent registered public accounting firm has not examined or compiled any of the financial projections and has not expressed any conclusion or provided any form of assurance with respect to the projections. Genlyte has advised its financial advisors and Philips that (i) its internal financial projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments and (ii) the projections were based on a number of internal assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters that are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and some of which are beyond the control of Genlyte. ACCORDINGLY, THERE CAN BE NO ASSURANCE, AND NO REPRESENTATION OR WARRANTY IS OR HAS BEEN MADE BY ANY OF GENLYTE, PHILIPS OR ANY OF THEIR REPRESENTATIVES, THAT THE PROJECTED RESULTS WILL BE REALIZED OR THAT ACTUAL RESULTS WILL NOT VARY MATERIALLY FROM THOSE DESCRIBED ABOVE. THE FOREGOING INFORMATION IS FORWARD-LOOKING IN NATURE AND INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, INCLUDING INDUSTRY PERFORMANCE, GENERAL BUSINESS AND ECONOMIC CONDITIONS, CURRENCY EXCHANGE RATES, CUSTOMER REQUIREMENTS, COMPETITION, ADVERSE CHANGES IN APPLICABLE LAWS, REGULATIONS OR RULES GOVERNING ENVIRONMENTAL, TAX AND ACCOUNTING MATTERS, AND OTHER RISKS DESCRIBED IN GENLYTE'S ANNUAL REPORT ON FORM 10-K FILED WITH THE SEC FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, ITS REPORTS ON FORM 10-Q FOR THE FIRST, SECOND AND THIRD QUARTER OF 2007 AND OTHER DOCUMENTS FILED WITH THE SEC. IN ADDITION, THE PROJECTIONS MAY BE AFFECTED BY GENLYTE'S ABILITY TO ACHIEVE STRATEGIC GOALS, OBJECTIVES AND TARGETS OVER THE APPLICABLE PERIOD. THE ASSUMPTIONS UPON WHICH THE PROJECTIONS WERE BASED NECESSARILY INVOLVE

JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE ECONOMIC, COMPETITIVE AND REGULATORY CONDITIONS AND FINANCIAL MARKET CONDITIONS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND GENLYTE'S CONTROL. THE PROJECTIONS ALSO REFLECT ASSUMPTIONS AS TO CERTAIN BUSINESS DECISIONS THAT ARE SUBJECT TO CHANGE. SUCH PROJECTIONS CANNOT, THEREFORE, BE CONSIDERED A GUARANTY OF FUTURE OPERATING RESULTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT GENLYTE, PHILIPS OR ANYONE WHO RECEIVED THIS INFORMATION THEN CONSIDERED, OR NOW CONSIDERS, IT A RELIABLE PREDICTION OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. NONE OF GENLYTE, PHILIPS OR ANY OF THEIR RESPECTIVE FINANCIAL ADVISORS OR THE DEALER MANAGER ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE PROJECTIONS DESCRIBED ABOVE. NONE OF GENLYTE, PHILIPS OR ANY OF THEIR RESPECTIVE FINANCIAL ADVISORS OR THE DEALER MANAGER INTENDS TO, AND EACH OF THEM DISCLAIMS ANY OBLIGATION TO, UPDATE, REVISE OR CORRECT SUCH PROJECTIONS IF THEY ARE OR BECOME INACCURATE (EVEN IN THE SHORT TERM). THE PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THEY WERE PREPARED, INCLUDING THE ANNOUNCEMENT OF THE OFFER AND THE MERGER. THERE CAN BE NO ASSURANCE THAT THE ANNOUNCEMENT OF THE OFFER AND THE MERGER WILL NOT CAUSE CUSTOMERS OF GENLYTE TO DELAY OR CANCEL PURCHASES OF GENLYTE'S PRODUCTS AND SERVICES PENDING THE CONSUMMATION OF THE OFFER AND THE MERGER OR THE CLARIFICATION OF OUR INTENTIONS WITH RESPECT TO THE CONDUCT OF GENLYTE'S BUSINESS THEREAFTER. ANY SUCH DELAY OR CANCELLATION OF CUSTOMER SALES IS LIKELY TO ADVERSELY AFFECT THE ABILITY OF THE COMPANY TO ACHIEVE THE RESULTS REFLECTED IN SUCH FINANCIAL PROJECTIONS. FURTHER, THE FINANCIAL PROJECTIONS DO NOT TAKE INTO ACCOUNT THE EFFECT OF ANY FAILURE TO OCCUR OF THE OFFER OR THE MERGER AND SHOULD NOT BE VIEWED AS ACCURATE OR CONTINUING IN THAT CONTEXT.

        GENLYTE'S STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS INCLUDED IN THIS STATEMENT.

Item 9.    Exhibits.

        The information contained in all of the exhibits referred to in Item 9 below is incorporated into this Statement by reference.

(a)(1)(A)	Offer to Purchase, dated November 30, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent filed with the SEC on November 30, 2007).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent filed with the SEC on November 30, 2007).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Parent filed with the SEC on November 30, 2007).
(a)(1)(D)
Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 30, 2007 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Parent filed with the SEC on November 30, 2007).

(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 30, 2007 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Parent filed with the SEC on November 30, 2007).
(a)(1)(F)
Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Parent filed with the SEC on November 30, 2007).
(a)(1)(G)	Summary Publication as published in The New York Times on November 30, 2007 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO of Parent filed with the SEC on November 30, 2007).
(a)(2)(A)	Chairman and Chief Executive Officer's Letter to Stockholders of Genlyte, dated November 30, 2007 (filed herewith).
(a)(5)(A)	Opinion of Sagent addressed to the Genlyte Board (included as Annex II to this Statement).
(a)(5)(B)	Opinion of JPMorgan addressed to the Genlyte Board (included as Annex III to this Statement).
(a)(5)(C)	Press Release of Genlyte and Parent, dated November 26, 2007 (incorporated by reference to Exhibit 99.1 of Current Form 8-K on November 26, 2007).
(a)(5)(D)
Information set forth under Items 1.01, 3.02, 8.02, and 9.01 of the Current Report on Form 8-K filed by Genlyte on November 26, 2007 including all exhibits attached thereto (incorporated herein by reference).
(a)(5)(E)
Letter from Larry Powers to certain of Genlyte's customers on November 26, 2007 and email sent from Larry Powers to certain employees on November 26, 2007, (incorporated by reference to Genlyte's preliminary communications filed under cover of Schedule 14D-9 on November 26, 2007).
(a)(5)(F)	Transcript of conference call held by Genlyte on November 26, 2007 (incorporated by reference to Genlyte's preliminary communications filed under cover of Schedule 14D-9 on November 27, 2007).
(a)(5)(G)
Information set forth under Items 1.01, 3.03, and 9.01 of the Current Report on Form 8-K filed by The Genlyte Group Incorporated on November 27, 2007 including all exhibits attached thereto (incorporated herein by reference).
(e)(1)
Agreement and Plan of Merger, dated as of November 25, 2007, among Parent, Purchaser and Genlyte (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Genlyte on November 26, 2007).
(e)(2)
Employment Protection Agreement, dated as of April 12, 1990, between Genlyte and Mr. Powers, as amended on August 30, 1998 and on November 5, 2007 (filed herewith other than the amendment dated November 5, 2007 which is incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by Genlyte for the quarter ended September 29, 2007).
(e)(3)
Employment Protection Agreement, dated as of April 12, 1990, between Genlyte and Mr. Eftekhar, as amended on August 30, 1998 and November 5, 2007 (filed herewith other than the amendment dated November 5, 2007 which is incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by Genlyte for the quarter ended September 29, 2007).

(e)(4)
Employment Protection Agreement, dated as of April 27, 2000, between Genlyte and Mr. Schneider, as amended on November 5, 2007 (filed herewith other than the amendment which is incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by Genlyte for the quarter ended September 29, 2007).
(e)(5)
Employment Protection Agreement, dated as of February 18, 1999, between Genlyte and Mr. Zaccagnini, as amended on November 5, 2007 (filed herewith other than the amendment which is incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by Genlyte for the quarter ended September 29, 2007).
(e)(6)
Employment Protection Agreement, dated as of February 18, 1999, between Genlyte and Mr. Ferko, as amended on November 5, 2007 (filed herewith other than the amendment which is incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by Genlyte for the quarter ended September 29, 2007).
(e)(7)
Employment Protection Agreement, dated as of February 18, 1999, between Genlyte and Mr. Fuller, as amended on November 5, 2007 (filed herewith other than the amendment which is incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by Genlyte for the quarter ended September 29, 2007).
(e)(8)
Employment Protection Agreement, dated as of June 14, 1994, between Genlyte and Mr. Havers, as amended on August 30, 1998 and November 5, 2007 (filed herewith other than the amendment dated November 5, 2007 which is incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by Genlyte for the quarter ended September 29, 2007).
(e)(9)
Employment Protection Agreement, dated as of April 12, 1990, between Genlyte and Mr. Carson, as amended on August 30, 1998 and November 5, 2007 (filed herewith other than the amendment dated November 5, 2007 which is incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by Genlyte for the quarter ended September 29, 2007).
(e)(10)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Powers (filed herewith).
(e)(11)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Eftekhar (filed herewith).
(e)(12)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Schneider (filed herewith).
(e)(13)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Zaccagnini (filed herewith).
(e)(14)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Ferko (filed herewith).
(e)(15)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Fuller (filed herewith).
(e)(16)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Havers (filed herewith).
(e)(17)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Carson (filed herewith).
(e)(18)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. O'Hargan (filed herewith).

(e)(19)
Genlyte 1998 Stock Option Plan (incorporated by reference to Annex A to Genlyte's Proxy Statement (Form DEF 14A) for the 1998 Annual Meeting of Stockholders of Genlyte as filed with the SEC on March 23, 1998).
(e)(20)
Genlyte 2003 Stock Option Plan (incorporated by reference to Annex A to Genlyte's Proxy Statement (Form DEF 14A) for the 2003 Annual Meeting of Stockholders of Genlyte as filed with the SEC on March 24, 2003).
(e)(21)	Form of Stock Option Agreement for the Genlyte 1998 Stock Option Plan (filed herewith).
(e)(22)	Form of Stock Option Agreement for the Genlyte 2003 Stock Option Plan (filed herewith).
(e)(23)	Confidentiality Agreement, dated as of September 7, 2007 by and between Genlyte and Philips International B.V. (filed herewith).
(e)(24)	The Information Statement of Genlyte (included as Annex I to this Statement).
(e)(25)
Amendment to Rights Agreement, dated as of November 26, 2007, by and among The Genlyte Group Incorporated and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by Genlyte on November 27, 2007).
(g)	None.

WHERE YOU CAN FIND MORE INFORMATION

        Royal Philips and Genlyte file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC reading room or obtain copies of this information by mail at prescribed rates:

    Public Reference Room
    100 F Street, N.E.
    Washington, D.C. 20549

        The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like Royal Philips and Genlyte, who file electronically with the SEC. The address of that site is http://www.sec.gov.

        The SEC allows Genlyte to "incorporate by reference" into this Statement, which means that Genlyte can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information contained directly in this Statement.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE GENLYTE GROUP INCORPORATED
	By:	/s/ LARRY K. POWERS Title: Chairman, President and CEO
Dated: November 30, 2007

ANNEX I

THE GENLYTE GROUP INCORPORATED

10350 Ormsby Park Place, Suite 601
Louisville, KY 40223

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

        This Information Statement is being mailed on or about November 30, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of The Genlyte Group Incorporated, a Delaware corporation ("Genlyte" or the "Company"), to holders of record of shares of the common stock, par value $0.01, of Genlyte (the "Common Shares"), including, if any, the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of September 13, 1999, between Genlyte and The Bank of New York (such rights together with the Common Shares, the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Golf Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation ("Parent"), to a majority of seats on the Board of Directors of Genlyte (the "Genlyte Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated November 25, 2007, by and among Genlyte, Purchaser and Parent (the "Merger Agreement").

        Pursuant to the Merger Agreement, Purchaser has commenced an offer to purchase each outstanding Share at a price of $95.50 per share (such price per share, the "Offer Price"), net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Merger Agreement as described in Purchaser's Offer to Purchase, dated November 30, 2007 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of Genlyte and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on November 30, 2007.

        The Merger Agreement provides that, among other things, as soon as practicable following completion of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into Genlyte, with Genlyte surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than (i) the Shares owned by Parent, Purchaser, any other direct or wholly owned subsidiary of Parent or any affiliate of Parent or Purchaser and the Shares owned by Genlyte or any direct or indirect wholly owned subsidiary of Genlyte, and in each case, not held on behalf of third parties and (ii) the Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (the "Excluded Shares")) will be converted into the right to receive the Offer Price (or any higher price paid in the Offer), in cash, without interest thereon.

        The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex I, which was filed by Genlyte with the SEC on November 30, 2007 and which is being mailed to stockholders of Genlyte along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, the Purchaser or the Philips Designees (as defined below) has been provided by Parent, and Genlyte assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        The Purchaser commenced the Offer on November 30, 2007. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 2, 2008, unless the offer is extended pursuant to the terms of the Merger Agreement.

RIGHT TO DESIGNATE DIRECTORS

        The Merger Agreement provides that, if requested by Purchaser, upon the purchase of, and payment for Shares to be purchased pursuant to the Offer that represent at least such number of shares (determined on a fully diluted based) (together with all Shares beneficially owned by Parent or its affiliates) as shall equal one Share more than 50% of the outstanding Shares and, at all times thereafter, Purchaser will be entitled to designate such number of directors (the "Philips Designees") on the Genlyte Board and each committee thereof, equal to at least the number of directors, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Genlyte Board or such committee (giving effect to the directors appointed pursuant to this sentence) by the percentage that the number of Shares so accepted for payment and paid for bears to the total number of Shares then outstanding (determined on a fully diluted based).

        The Merger Agreement provides that Genlyte will use its best efforts to cause the Philips Designees to be elected or designated to the Genlyte Board and each committee thereof, including increasing the number of directors on the Genlyte Board or securing resignations of incumbent directors, subject to (i) Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, (ii) applicable laws and (iii) the rules of the Nasdaq Global Market ("NASDAQ").

        Parent has informed Genlyte that it will choose its designees for the Genlyte Board from the list of persons set forth below. In the event that additional designees of Parent are required in order to constitute a majority of the Genlyte Board, such additional designees will be selected by Parent from among the directors and executive officers of Parent and Purchaser contained in Schedule A of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to Genlyte by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of November 30, 2007, present principal occupation and employment history during the past five years. Parent has informed Genlyte that each such individual is a U.S. citizen except that Pieter de Haan, Laurentius Martinus Gerardus van den Nieuwenhof, Karel Robert den Daas and Cornelis Leonardus van Schooten are each citizens of The Netherlands and each has consented to act as a director of Genlyte if so designated or elected. Unless otherwise noted, the business address for each potential Philips Designee is c/o Parent at 1251 Avenue of the Americas, New York, NY 10020 and the telephone number for each potential Philips Designee is (212) 536-0641.

Name	Age	Position(s)
Karel Robert den Daas	57	Chairman of Philips Lighting North America, since January 2006. Chief Operating Officer of BG Lamps, from March 2003 to January 2006. Chief Executive Officer of BU Lamps EMEA, from January 2002 to March 2003.
Pamela L. Dunlap	48
		Senior Vice President of Philips Holding USA Inc. and Philips Electronics North America Corporation, since July 2007. Senior Vice President and Chief Financial Officer of Philips Ultrasound and Monitoring, since November 2006. Senior Vice President and Chief Financial Officer of Philips X-Ray, from July 2005 to October 2006, and Senior Vice President and Chief Financial Officer of Philips Ultrasound, from 1998 to June 2006.
Pieter de Haan	54
		Chief Executive Officer of Philips Lighting Electronics North America, since January 2007. Chief Executive Officer and General Manager of Philips Lighting Greater China (Shanghai), since January 2004. Chief Executive Officer and General Manager of Philips Lighting East Asia (Singapore), since 1999.
Joseph E. Innamorti	51
		Senior Vice President of Philips Holding USA Inc. and Philips Electronics North America Corporation, since October 2005, Vice President of Philips Electronics North America Corporation, from February 2004 to September 2005. Law Office of Joseph E. Innamorati, from June 2001 to January 2004.
Laurentius Martinus Gerardus van den Nieuwenhof	57	Philips Lighting—Chief Financial Officer of BG Luminaires, since 2002. Philips Corporate Control—Holding Controller, from 2001 to 2002.
Cornelis Leonardus van Schooten	48	Chief Executive Officer of BG Luminaires, since 2004. Chief Financial Officer of Philips Lighting since 2001.
Paul J. Zeven	60
		Chief Executive Officer of Philips Holding USA Inc. and Philips Electronics North America Corporation, since October 2004. Chief Executive Officer of Philips Consumer Electronics Latin America, from 2002 to 2004.

        None of the potential Philips Designees currently is a director of, or holds any positions with Genlyte. Parent has advised Genlyte that, to the best of Parent's knowledge, none of the potential Philip's Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Genlyte, nor has any such person been involved in any transaction with Genlyte or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Parent and Genlyte that have been described in the Schedule TO or the Schedule 14D-9.

        Parent has informed Genlyte that none of the potential Philips Designees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Until the Merger occurs, the Genlyte Board will include all members of the Genlyte Board immediately prior to the commencement of the Offer (the "Continuing Directors"). In addition, at any time prior to the Merger when Purchaser's designees constitute a majority of the Genlyte Board, Purchaser shall cause such designees not to (i) approve any amendment or termination by Genlyte of, or any exercise, waiver or rescission by Genlyte of, any of its rights under the Merger Agreement or extend the time for performance of Parent's or Purchaser's obligations under the Merger Agreement, (ii) authorize any amendments to the Certificate of Incorporation or Bylaws of Genlyte, (iii) authorize any agreement between Genlyte or any of its subsidiaries, on the one hand, and Parent, Purchaser or any of their affiliates (other than Genlyte or any of its subsidiaries), on the other hand, that is not the result of an arm's-length negotiation between the respective parties, or (iv) cease Genlyte's compliance with the continued listing requirements of NASDAQ, in each case, unless such action is approved by a majority of the Continuing Directors.

INFORMATION CONCERNING THE SHARES

        Our common stock, par value $0.01, is the only class of voting securities of Genlyte outstanding. Each Share entitles the holder thereof to one vote. As of November 25, 2007, there were 27,560,087 Shares issued and outstanding (excluding 2,930,687 Shares held by Genlyte in treasury).

INFORMATION CONCERNING CURRENT EXECUTIVE OFFICERS OF GENLYTE

Executive Officers
Genlyte's executive officers do not hold specified terms of office, so their service does not "expire." Present executive officers are:

Larry K. Powers
Mr. Powers, age 64, has served as President and Chief Executive Officer of Genlyte since January 1994 and has been an employee of Genlyte since 1983. Mr. Powers has also served as Chairman of the Board since April 2000 and a Director of Genlyte since July 1993.

Zia Eftekhar
Mr. Eftekhar, age 61, has served as Vice President—Executive Officer of Genlyte since April 2001 and President of Lightolier, the largest division of Genlyte, since June 1992. He has been an employee of Lightolier since 1968. Mr. Eftekhar has also served as a Director of Genlyte since February 2001.

William G. Ferko
Mr. Ferko, age 52, has served as Vice President, Chief Financial Officer, and Treasurer of Genlyte since November 1998. He served as Vice President and Chief Financial Officer of Goss Graphics Systems, Inc. from 1996 to 1998, and held various financial positions with Tenneco Inc. from 1976 to 1996.

Ronald D. Schneider
Mr. Schneider, age 56, has served as Vice President—Executive Officer of Genlyte since April 2000 and Vice President Operations of Genlyte since August 1998. He served as Vice President and General Manager Commercial & Industrial Division of Thomas Lighting from January 1997 to August 1998. Mr. Schneider had been an employee of Thomas since 1984.

Raymond L. Zaccagnini
Mr. Zaccagnini, age 57, has served as Corporate Secretary of Genlyte since February 1999 and Executive Officer—Vice President Administration of Genlyte since August 1998 (when GTG was formed from Genlyte and Thomas Lighting). He served as Vice President of Operations of Thomas Lighting from January 1997 to August 1998. Mr. Zaccagnini had been an employee of Thomas since 1977.

Daniel R. Fuller
Mr. Fuller, age 53, has served as Assistant Corporate Secretary of Genlyte since February 1999, Vice President and General Counsel of Genlyte since February 2000, and General Counsel of Genlyte from September 1998 to February 2000. He had been in private law practice from 1978 to September 1998.

INFORMATION CONCERNING CURRENT DIRECTORS OF GENLYTE

        The Genlyte Board is presently composed of five members. Genlyte's Certificate of Incorporation divides the Genlyte Board into three classes, with all directors elected to three-year terms. Each director serves until the annual meeting of stockholders held during the year in which the director's term expires and until the director's succession is duly elected and qualified (or until the director resigns or is removed at an earlier date). The following list sets forth the name, ages and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director of Genlyte. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o Genlyte, 10350 Ormsby Park Place, Suite 601, Louisville, KY 40223. There are no family relationships between any director or executive officer and any other director or executive officer of Genlyte.

Larry K. Powers (64)
Mr. Powers has served as a director of Genlyte since July 1993 and was elected Chairman of the Genlyte Board in April, 2000. Mr. Powers was appointed President and Chief Executive Officer of Genlyte in January 1994. He has held a variety of sales, marketing and general management positions in the lighting industry. From September 1979 until April 1989, Mr. Powers was President of Hadco, which was acquired by a predecessor of Genlyte in July 1983. Mr. Powers served as President of the HID/Outdoor Division of Genlyte from May 1989 until June 1993. From July 1993 to December 1993, he served as President of Genlyte U.S. Operations and Executive Vice President of Genlyte. Mr. Powers currently serves on the National Electrical Manufacturers Association Board of Directors and is a member of its Executive Committee.

Zia Eftekhar (61)
Mr. Eftekhar was appointed to the Genlyte Board at the February 2001 meeting of the Genlyte Board and was first elected to the Genlyte Board by a majority of stockholders on April 25, 2001. Mr. Eftekhar has been President of Lightolier, the largest division of Genlyte, since 1992. During his 38-year career with Genlyte he has held a number of sales, marketing and general management positions with Genlyte. From August 1988 until May 1992, Mr. Eftekhar was responsible for sales, marketing and manufacturing activities of Lightolier. From January 1983 to July 1988, he served as President of the commercial division of Lightolier. Mr. Eftekhar's entire career has been focused in the lighting industry. He is currently a member of the American Lighting Association and previously served as its Chairman.

William A. Trotman (63)
Mr. Trotman, an independent director as determined by the Genlyte Board under applicable NASDAQ Rules, was appointed to the Genlyte Board in the July 2006 meeting of the Genlyte Board and was nominated by the Genlyte Board on February 15, 2007 for election to the Genlyte Board by the stockholders at the April 19, 2007 annual stockholders meeting. Mr. Trotman retired as Chairman of Ferraz Shawmut headquartered in Newburyport, Massachusetts at the end of 2005. His retirement concluded a distinguished thirty-four year span with that company, during which he had served as President and Chief Executive Officer from 1991 - 2004. Mr. Trotman is a former member of the National Electrical Manufacturers Association. He is a graduate of Upper Iowa University.

Mr. Trotman is a member of the Compensation Committee and Audit Committee of the Genlyte Board.

John T. Baldwin (50)
Mr. Baldwin, an independent director as determined by the Genlyte Board under applicable NASDAQ Rules, was appointed to the Genlyte Board in March 2003 at a Special Meeting of the Genlyte Board, and was elected to the Genlyte Board by a majority of stockholders on April 24, 2003. Mr. Baldwin served as Senior Vice President and Chief Financial Officer of Graphic Packaging Corporation from September 2003 to August 2005, and as Vice President and Chief Financial Officer of Worthington Industries, Inc. from December 1998 to September 2003. He joined Worthington in 1997, as its Treasurer. Prior to Worthington, Mr. Baldwin served in various financial capacities at Tenneco Inc. in Greenwich, Connecticut, London, England, and Houston, Texas. He is a graduate of the University of Houston and the University of Texas School of Law. Mr. Baldwin also serves as a director and as chairman of the audit committees of Metals USA Holdings Corp., and its wholly-owned subsidiary, Metals USA, Inc. He is a member of the Compensation Committee and Chairman of the Audit Committee of the Genlyte Board.

Robert D. Nixon (56)
Dr. Nixon, an independent director as determined by the Genlyte Board under applicable NASDAQ Rules, was appointed to the Genlyte Board at the December 2001 meeting of the Genlyte Board and was first elected to the Genlyte Board by a majority of the stockholders on April 25, 2002. Dr. Nixon is Associate Dean of the College of Business, University of Louisville, currently holds the Fischer Family Chair in Family Entrepreneurship, and is an Associate Professor of Management. From July 1994 to June 2001, he was an Assistant Professor, A.B. Freeman School of Business, and member of the Graduate School Faculty, Tulane University. Dr. Nixon has had an extensive business management career, serving as co-founder and director of First Charter Mortgage, co-founder and President of Telnet Telecommunications, co-founder and managing General Partner of Aluminum Recycling Company, and President of Wincor Development, Inc. Dr. Nixon received his Ph.D. from Texas A&M University in 1995, and his B.S. degree from Brigham Young University in 1975. He is a member of the Genlyte Audit Committee and Chairman of the Compensation Committee.

Board and Committee Meetings; Committee Matters Generally

        During 2006, the Genlyte Board met five times for regular meetings and held two special meetings via teleconference. In addition, the directors received and reviewed monthly reports of Genlyte's financial performance, and confer frequently with management on an informal basis to discuss Company affairs. The Genlyte Board has established standing Audit and Compensation Committees.

Directors Attendance

        The table below reflects director meeting attendance during 2006.

2006 Meetings Attended	Board Meetings	Committee Meetings
Larry K. Powers	5 of 5 (100)%
Zia Eftekhar	5 of 5 (100)%
John T. Baldwin (I)	5 of 5 (100)%	C#	Audit 5 of 5 (100)% Comp 5 of 5 (100)%
David M. Engelman (I)	1 of 3 (33)%	C#	Audit 1 of 3 (33)% Comp 1 of 3 (33)%
Robert D. Nixon (I)	5 of 5 (100)%	C	Audit 5 of 5 (100)% Comp 5 of 5 (100)%
William A. Trotman (I)	2 of 2 (100)%		Audit 2 of 2 (100)% Comp 2 of 2 (100)%

Notes to Table:

1)
(I) Independent Director, (C) Committee Chairman

2)
C# Mr. Engelman served as Chairman of the Audit Committee until April 20, 2006 and Mr. Baldwin was appointed Chairman on April 20, 2006. Mr. Engelman resigned from the Genlyte Board on October 2, 2006.

Audit Committee

        The Genlyte Board adopted an Audit Committee Charter in 2003 that is reviewed annually and has established that the Audit Committee has the sole and direct responsibility and authority for the appointment of its independent registered public accounting firm to audit Genlyte's financial statements and to perform services related to the audit, review the scope and results of the audit with the independent registered public accounting firm, and to oversee the accounting and financial reporting processes. The Charter is available on Genlyte's website at http://www.genlyte.com/pdf/ auditcommitteecharter.pdf. Members of this committee are Messrs. Baldwin, Trotman (appointed July 21, 2006) and Nixon, with Mr. Baldwin appointed as Chairman effective April 20, 2006. Mr. Engelman served on the Audit Committee as Chairman until April 20, 2006. Due to his continuing health problems he resigned from the Genlyte Board effective October 2, 2006. During 2006, the Audit Committee met five times for regular meetings and held three special teleconference meetings. Genlyte certifies that it has and will continue to have an Audit Committee of at least three members each of whom must: (a) be independent under applicable NASDAQ Rules, (b) not have participated in the preparation of the financial statements of Genlyte or any subsidiary at any time during the past three years, and (c) be able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement. Additionally, Genlyte certifies that it has, and will continue to have, at least one member of the Audit Committee who has employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background that results in the individual's financial sophistication, including being or having been a chief executive officer or other senior officer with financial oversight responsibilities (herein "Financial Expert"). Mr. Baldwin is an independent director as determined by the Genlyte Board under applicable NASDAQ Rules. The Genlyte Board designated Mr. Baldwin as the Audit Committee's Financial Expert.

Compensation Committee

        The Compensation Committee of the Genlyte Board was comprised during fiscal 2006 of John T. Baldwin, David M. Engelman (served January 1, 2006 through October 2, 2006), William A. Trotman (appointed July 21, 2006) and Robert D. Nixon, with Mr. Nixon serving as Chairman. All Committee members are independent directors. The Committee, operating under its charter (available on Genlyte's website—www.genlytegroup.com/corporate governance/compensation committee charter) adopted by the Genlyte Board, reviews and recommends the compensation arrangements for all Named Executive Officers ("NEOs"), approves such arrangements for other senior level employees including each division general manager, and administers and takes such other actions as may be required in connection with the compensation plans of Genlyte and its operating subsidiaries. The Genlyte Board reviews and approves recommendations made by the Compensation Committee relating to the compensation of Genlyte's executive officers and division general managers, except that stock option grants for such executives and salaried employees, and the salary of the Chief Executive Officer, are made and set at the sole discretion of the Compensation Committee.

Objectives of the Committee

        The overall objectives of Genlyte's compensation programs are to provide competitive pay for competitive performance and superior pay for superior performance. Each component of the compensation program is designed and administered to ensure that the executive compensation program and related policies support the overall objective of enhancing stockholder value through the profitable management of its operations. To achieve this goal, the following specific objectives serve as guidelines for compensation decisions:

  •
  Align the interests of employees with the long term interests of stockholders;

  •
  Provide a competitive total compensation framework that enables Genlyte to attract, retain and motivate key executives who will contribute to Genlyte's success;

  •
  Ensure that compensation programs are linked to performance on both an individual and operating unit level; and

  •
  Reward employees for results rather than simply on the basis of seniority, tenure or other entitlement.

Management's Role

        Management's role in the compensation process involves working with the Compensation Committee and providing relevant information to assist the Committee in fulfilling its role and responsibility outlined in the Compensation Committee Charter. The primary aspects of management's role are:

  •
  Assisting the Committee in establishing the agenda for committee meetings, preparing the necessary information, and providing the information in advance of the meeting to permit proper advance review.

  •
  In advance of respective scheduled merit increases for each Executive Officer and division general manager, providing the Committee with a copy of the individual's written self-evaluation, President and CEO's evaluation, the individual's history for each compensation component, current market benchmarking data for the respective position and the President and CEO's recommendation.

  •
  Periodic detailed projections on the short term Management Incentive Compensation ("MIC") program based on Genlyte's actual performance.

  •
  Recommendations for long-term incentive awards.

        In addition the following information is provided on a scheduled annual basis:

  •
  At the October Compensation Committee meeting, the Committee receives and reviews a survey of projected pay increases for the upcoming year, reviews management's recommendation based on this data and approves the overall average increase to be incorporated into the annual budgeting process for all salaried employees.

  •
  Tally sheets setting forth the total compensation for each NEO.

  •
  Successor plans.

  •
  Any special data summaries, analysis or reports as requested by the Committee.

Components of Compensation

        Genlyte's compensation strategy incorporates a combination of cash and equity-based compensation as follows:

  •
  A performance management system that relates individual base salary changes to a formal process in which individual performance is reviewed, discussed and evaluated.

  •
  Short-term incentive programs that provide executives with the opportunity to add substantial variable compensation to their annual base salaries through attainment of specific, measurable goals intended to encourage high levels of organizational performance and superior achievement of individual objectives. These short-term incentive payments for 2006 were made during the first quarter of calendar 2007.

  •
  Long-term incentive opportunities in the form of stock options in which rewards are linked directly to stockholder gains. Genlyte believes that its Stock Option plan is a way to attract, retain and motivate employees. Stock options offer a long-term incentive for employees to reach performance objectives creating ownership attitudes and enhancing stockholder value. These long-term incentive payments in the form of stock option grants are at the discretion of the Compensation Committee.

        During 2006 the Compensation Committee reviewed and recommended the compensation arrangements for all executive officers, approved such arrangements for other senior level employees, and administered and took such other action as required in connection with the compensation plans. Members of this committee are Messrs. Nixon, Trotman (appointed July 21, 2006) and Baldwin, with Mr. Nixon serving as Chairman. Mr. Engelman served on the Compensation Committee until his resignation from the Genlyte Board effective October 2, 2006. During 2006, the Compensation Committee met five times for regular meetings.

        In December 2003 the Genlyte Board, after considering securities laws, regulations and NASDAQ Rules, determined that any person thereafter nominated for appointment and/or election to the Genlyte Board must first be recommended for the entire Genlyte's Board selection by a majority of the independent directors as the term "independent director" is defined under applicable NASDAQ Rules, and must otherwise meet all legal criteria for Genlyte Board's membership. The Genlyte Board also determined that in selecting any person for membership on the Genlyte Board, the Genlyte Board shall take into consideration the makeup of the Genlyte Board at the time of such person's nomination in light of applicable laws, regulations and rules, including those pertaining to percentage of independent directors on the Genlyte Board. Genlyte certifies that this process regarding nominations to the Genlyte Board has been adopted by Genlyte Board resolution. Given these determinations by the Genltye Board, particularly the required role of the independent directors in the nominating process, and that the entire Genlyte Board would perform the nominating function only after the independent directors have recommended a nominee, the Genlyte Board determined in December 2003 to dissolve the standing Nominating Committee.

        Independent directors met in executive session (where no members of management were present) on a regular basis during 2006.

Compensation Committee Interlocks and Insider Participation

        There are no members of the Compensation Committee who were officers or employees of Genlyte or any of its subsidiaries during the 2006 fiscal year or formerly officers of Genlyte or any of its subsidiaries. There were no interlocks or insider participation between any member of the Genlyte Board or the Compensation Committee and any member of any other board or compensation committee of another company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS KNOWN BY MANAGEMENT TO OWN OVER 5% OF THE COMPANY'S COMMON STOCK

Common Stock Ownership of Certain Beneficial Owners and Management

        The following table sets forth information regarding the beneficial ownership of Genlyte Common Stock known to Genlyte to be the beneficial owners of more than 5% of the issued and outstanding Genlyte Common Stock as of November 25, 2007:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock (#)	Percent of Class
Columbia Wanger Asset Management 227 West Monroe Street, Suite 3000 Chicago, Illinois 60606	3,130,000	11.4%
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	2,805,400	10.2%
Adage Capital Partners, L. P. 200 Clarendon Street Boston, Massachusetts 02116	1,679,068	6.1%

(1)
According to the Schedule 13G filed on January 10, 2007 and furnished to Genlyte by Columbia Wanger Asset Management, L.P., (WAM) the 3,130,000 shares reported therein were acquired on behalf of discretionary clients of WAM including Columbia Acorn Trust and that persons other than WAM and WAM Acquisition GP Inc., the general partner of WAM, are entitled to receive all dividends from, and all proceeds from the sale of these shares.

(2)
According to the Schedule 13G filed on February 14, 2007 and furnished to Genlyte by FMR Corp., various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of Genlyte. The interest of Fidelity Low Priced Stock Fund, an investment company registered under the Investment Company Act of 1940, in the Common Stock of Genlyte, amounted to 2,805,400 shares.

(3)
According to the Schedule 13G filed on August 9, 2007 and furnished by Adage Capital Partners, L. P. (ACP) to Genlyte, Adage Capital Partners GP, L.L.C. (ACPGP) is the general partner of ACP, and has the power to direct the affairs of ACP, including decisions respecting the disposition of the shares of common stock. Phillip Gross and Robert Atchinson are the Managing Members of

  Adage Capital Advisors, L.L.C., the Managing Members of ACPGP, and in that capacity direct ACPGP's operations.

        The following table presents information regarding beneficial ownership of Genlyte Common Stock by each member of the Genlyte Board, the NEOs, and all directors and executive officers as of November 25, 2007.

Name	Amount and Nature of Beneficial Ownership of Genlyte Common Stock(#)*		Percent of Class
John T. Baldwin	3,000		**
Zia Eftekhar	170,081	(1)	**
William G. Ferko	161,365	(2)	**
Robert D. Nixon	8,300	(3)	**
Larry K. Powers	406,156	(4)	1.5%
Ronald D. Schneider	86,027	(5)	**
William Trotman	0		**
Raymond L. Zaccagnini	76,832	(6)	**
All directors and executive officers as a group (9 persons including those named)	940,867	(7)	3.4%

**
The percentage of shares owned by such Director or named officer does not exceed 1% of the issued and outstanding Genlyte Common Stock.

(1)
Includes 70,500 shares of Genlyte Common Stock, which may be acquired upon the exercise of options, which are presently exercisable.

(2)
Includes 122,500 shares of Genlyte Common Stock, which may be acquired upon the exercise of options which are presently exercisable.

(3)
Includes 5,000 shares of Genlyte Common Stock, which may be acquired upon the exercise of options, which are presently exercisable.

(4)
Includes 135,000 shares of Genlyte Common Stock, which may be acquired upon the exercise of options, which are presently exercisable.

(5)
Includes 72,500 shares of Genlyte Common Stock, which may be acquired upon the exercise of options, which are presently exercisable.

(6)
Includes 52,500 shares of Genlyte Common Stock, which may be acquired upon the exercise of options, which are presently exercisable.

(7)
Includes 458,000 shares of Genlyte Common Stock, which may be acquired upon the exercise of options which are presently exercisable.

        The number of shares beneficially owned by each entity, person, current director or NEO is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Beneficial ownership includes any shares that the individual has the right to acquire through the exercise of any stock option or other right, as of November 25, 2007. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, or dependent children within his or her household with respect to the shares set forth in the following table. Unless otherwise indicated, the address for all current executive officers and directors is c/o The Genlyte Group Incorporated, 10350 Ormsby Park Place, Suite 601, Louisville, KY 40223.

COMPENSATION OF DIRECTORS

        During 2006 each director, other than any director employed by Genlyte, received a retainer of $17,500 and $2,500 for each meeting of the Genlyte Board attended.

        Directors employed by Genlyte are not paid any fees or additional compensation for services rendered as members of the Genlyte Board or any of its committees. Under the Genlyte 2003 Stock Option Plan, each director, other than any director employed by Genlyte, upon first election is granted options to purchase 10,000 shares of common stock. Upon subsequent re-election, each director is granted options to purchase 5,000 shares subject to the director holding at least 3,000 shares as of the date of re-election. On December 14, 2006, the Compensation Committee of the Genlyte Board approved a change to the fees payable to members of the Genlyte Board who are not employees of Genlyte and are not affiliated with one of Genlyte's principal stockholders. Effective January 1, 2007, each independent director received an annual retainer of $36,000 paid monthly that reflects such director's complete, annual compensation.

Director Compensation Table for year ended December 31, 2006

Column (a)	Fees Earned or Paid in Cash (b)	Stock Awards (c)	Option Awards FAS 123R (d)	Non-Equity Incentive Plan Compensation (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation (g)	Total (h)
	($)	($)	($)	($)	($)	($)	($)
John T. Baldwin	30,000	0	29,395	0	0	0	59,395
David M. Engelman	22,500	0	29,395	0	0	0	51,895
Robert D. Nixon	30,000	0	0	0	0	0	30,000
William A. Trotman	15,000	0	34,267	0	0	0	49,267

Notes to Table:

        Column D shows the FAS 123R value for 5,000 shares awarded to Mr. Baldwin and Engelman upon re-election to the Genlyte Board effective April 20, 2006. Mr. Trotman was appointed to the Genlyte Board on July 21, 2006 and awarded 10,000 shares per the 2003 Stock Option Plan.

        Directors, including those employed by Genlyte, who also serve on the Board of Directors of Canlyte Inc., a wholly-owned subsidiary of Genlyte, were compensated for attendance at such meetings until December 31, 2005. Effective January 1, 2006 neither Mr. Powers nor Mr. Eftekhar received any compensation for serving on the Board of Directors of Canlyte Inc.

        All directors, other than Mr. Engelman, served as directors for the entire 2006 fiscal year.

        Directors who are employed by Genlyte do not receive any compensation for their Board activities.

COMPENSATION DISCUSSION AND ANALYSIS

        For fiscal year 2006, Genlyte's compensation programs consisted of:

Base Salary

        Salary pay levels within Genlyte are evaluated annually to ensure they are competitive in the marketplace. The Compensation Committee uses commercially published surveys(1) prepared by established compensation consulting firms to assure that base compensation levels are positioned relative to the range that is generally paid to executives having similar levels of experience and responsibility at companies of comparable size and complexity. Data is drawn from the electric lighting equipment and supply industry as well as general industry survey data for durable goods manufacturers of comparable size. In addition, the committee receives and reviews annually a survey benchmarking the compensation of its NEOs to those of its key competitors(2), the data obtained and summarized from public filings. Consideration is also given to other factors such as individual performance and potential. By policy, employees whose base pay is less than $100,000 annually are evaluated annually; those with a base pay greater than $100,000 but less than $200,000 annually are evaluated every eighteen months; and those with a base pay of $200,000 annually or greater are evaluated every twenty-four months. The Compensation Committee has the discretion to approve, increase, or lower the recommendation based upon its review.

(1)
Watson Wyatt Data Services, Survey Report on Top Management Compensation 2005/2006. Compensation data for each NEO position functioning within a For-Profit Durable Goods Manufacturing Organization with comparable annual sales scope. Genlyte is an annual subscriber to the data service.

(2)
Published Annual Proxy Compensation Data for Key Lighting Competitors including but not limited to Cooper Industries, Thomas & Betts, Hubbell Incorporated, Acuity Brands, and LSI Industries Inc.

Short-Term Incentives

        Executive Officers, division general managers and other key employees of Genlyte participate in a short-term Management Incentive Compensation ("MIC") program that rewards the achievement of aggressive profit and profit-related objectives. These employees are afforded an opportunity to earn substantial variable compensation each year through participation in the MIC program. The MIC program is an important component of total compensation at Genlyte. MIC fosters constant focus on those key strategies and objectives that contribute to and drive business growth and enhance performance rather than maintaining the same level of performance. The MIC program is designed to promote entrepreneurial management and spirit. The MIC concept recognizes that each member of the management team has within his/her span of control a number of important, non-routine objectives that contribute to the growth and performance of Genlyte. The MIC program encourages the management team to continually identify, quantify, and achieve specific stretch targets and goals that require extra effort to achieve and drive business growth and enhanced performance. The MIC program is not to be confused with a profit sharing program under which rewards are generally distributed without regard to individual performance. MIC participants are rewarded only for results. The more important and significant the results, the greater the financial rewards.

        The MIC program rewards performance only to the extent that performance is also realized by stockholders. The chief financial measurements included are Sales, Earnings Per Share (EPS), Earnings Before Interest and Taxes (EBIT), and Return on Capital Employed (ROCE). Consideration is given to past financial performance as a means to ensure that enhanced business results are achieved. In addition participants are assigned goals based on specific job responsibilities. Each goal specifies what is to be accomplished, how it will be measured and the expected date(s) for completing the objective.

In order to maximize results, objectives are established at a "stretch" level of performance above normal expectations and prior year's performance. The Compensation Committee receives and approves the individual goals for the President and CEO at the beginning of the year. They have the discretion to add, amend or change any goal and its relative weighting of importance. Since the MIC program is a top down process, once the goals for the President and CEO are approved, individual goals are then established for all other Executive Officers, and also serve as a template for the goals of all division general management and their key employees. The President and CEO receive and approve the individual goals of all Executive Officers, division general managers, and other key members of the management team.

        Progress towards the completion of goals is formally reviewed and evaluated in writing three times each year, and at review meetings conducted with each participant. The Compensation Committee reviews the performance of the President and CEO. The performance of the Executive Officers and division general managers is reviewed by the President and CEO. During a review meeting, the objectives and results are discussed and each participant's reviewer assigns his/her percentage score to each objective indicating the formal assessment of results achieved. Following each review meeting, the participant receives a written summary of the discussion and review. The final review serves as the basis for the recommended MIC award.

        Specific formulas have been developed to determine eligibility for MIC. These formulas are based on profit or profit-related objectives established for each business unit at the beginning of each performance year. The sum total of all Genlyte MIC awards is limited by policy to a maximum of 15% of Genlyte's pre-tax earnings.

        In 2006, the Compensation Committee and the Genlyte Board reviewed and approved the renewal of the MIC program, related policies, and all recommended MIC awards. A copy of the Organization Management Goals/Management Incentive Compensation ("OMG/MIC") program can be found at Genlyte's website www.genlytegroup.com/corporate governance/OMG/MIC Program Guide.

Long-Term Incentives

        Genlyte believes that the interests of stockholders and executives become more closely aligned when such executives are provided the opportunity to acquire a proprietary interest through ownership of Common Stock. Through the Genlyte 2003 Stock Option Plan, Executive Officers and key management employees are granted options to purchase Genlyte stock and maintain significant share ownership within the parameters of the program administered by the Compensation Committee of the Genlyte Board. Under the specific terms of the Genlyte 2003 Stock Option Plan, fifty percent (50%) of an option granted is exercisable after two years and one hundred percent (100%) three years following the date of grant. The option exercise price is set and has at all times in the past been set at one hundred percent (100%) of the fair market value (close of business stock price) on the grant date approved and granted by the Compensation Committee of the Genlyte Board. Recommendations for awards are now reviewed by the Compensation Committee annually at each April meeting. Recommendations for newly hired or promoted individual employees are reviewed at the meeting closest to the hire or promotion date. Recommendations for independent directors will be in accordance with the terms of the 2003 Stock Option Plan. The Compensation Committee has the discretion to approve, increase, or lower recommendations based upon its review.

Benefits

        All other benefits afforded Executive Officers are the same as offered to all domestic salaried employees as outlined by written Human Resource policies. Certain salaried employees employed by Genlyte, and certain hourly employees covered by collectively bargained agreements, continue to participate in defined benefit retirement programs. All domestic salaried employees hired on or after

December 31, 1999, certain salaried employees employed previously by Thomas Industries, and certain hourly employees only participate in a defined contribution retirement program. Canadian and European retirement programs mirror domestic programs as closely as applicable regulations permit. While health and ancillary insurance provided may vary by plan design and location employed, the plans are consistent for all the Executive Officers and all other salaried employees in those respective locales. Genlyte has no written employment agreements with the NEOs except as described in the Employment Protection Agreements in this section or in the Schedule 14D-9 to which this Information Statement forms Annex I.

Tax Deductibility of Pay

        Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Tax Code"), places a limit of $1,000,000 on the amount of certain compensation that Genlyte may deduct in any one year with respect to any of its NEOs or employees. The Compensation Committee of the Genlyte Board has not adopted a policy requiring all compensation to be deductible.

Compensation Analysis by Component

Base Salary

        The base salary for each NEO per policy is evaluated by the Compensation Committee every twenty-four months. Effective January 1, 2006 the Compensation Committee evaluated Mr. Powers and recommended a $55,000 salary increase on his $500,000 base (i.e., 5.357% average per year). The Compensation Committee approved base salary increases for the other NEOs as follows: Mr. Eftekhar, effective May 1, 2006 received a $25,000 salary increase on his $275,000 base (i.e., 4.447% average per year); Mr. Ferko, effective November 25, 2005 received a $25,000 salary increase on his $245,000 base (i.e., 4.978% average per year); Mr. Schneider effective January 1, 2005 received a $10,000 salary increase on his $205,000 base (i.e., 2.410% average per year) and effective January 1, 2007 received a $10,000 salary increase on his $215,000 base (i.e., 2.999% average per year); and Mr. Zaccagnini effective January 1, 2006 received a $10,000 salary increase on his $190,000 base (i.e., 2.598% average per year). Each NEO is scheduled for a base salary review twenty-four months from the effective date shown. In reviewing and prior to approving the salary increases, the Compensation Committee considered each of the NEOs continuing qualifications, experience, scope of responsibilities and future potential, achievement of goals and objectives, overall individual performance and company performance during the term of review. Benchmarked data for competitive salary practices at peer companies was also considered. The Compensation Committee reviewed benchmark data from the Watson Wyatt Survey Report that indicated that Mr. Powers' base salary falls under the 25th percentile, Mr. Eftekhar under the 75th percentile, Mr. Ferko under the 25th percentile, Mr. Schneider under 75th percentile, and Mr. Zaccagnini under the median—50th percentile. The committee also benchmarked base salaries to the information provided from the Key Lighting Competitor survey. The Compensation Committee was satisfied that the benchmarking data supplied was sufficient to evaluate base salaries. A major consideration in reviewing and approving base salary increases is the actual performance of the individuals and the financial performance of Genlyte covering the term of the evaluation periods. The key financial measures of performance for the period covered by the evaluations are summarized in the table below:

Year-over-Year Performance

(Dollars in thousands, except per share data)	2006	2005	2004
Net Sales	$1,484,833	$1,252,194	$1,179,069
Annual Increase	18.6%	6.2%
2 Year compound Incr.	12.2%
Operating Profit	$208,334	$149,342	$116,818
Annual Increase	39.5%	27.8%
2 Year compound Incr.	33.5%
Return on ave. Shareholders' Equity	25.0%	17.2%	14.6%
Annual Increase	45.3%	17.8%
2 Year compound Incr.	30.9%
Return on ave. Capital Employed	19.3%	12.1%	11.0%
Annual Increase	59.5%	10.0%
2 Year compound Incr.	32.5%
EPS	$5.37	$2.99	$2.10
Annual Increase	79.6%	42.4%
2 Year compound Incr.	59.9%
Market Price per Share:
High	$85.65	$56.16	$43.63
Low	$53.71	$39.38	$25.51
Annual Increase—High	52.5%	28.7%
Annual Increase—Low	36.4%	54.4%

Short-Term Incentive

        At the July, October, and December Compensation Committee meetings, management supplied the preliminary MIC payout forecast. This forecast indicated the preliminary MIC payouts based on year-to-date financial performance and the forecasted financials through the balance of the year. In addition, the forecasted MIC payouts were based on the calculation formulas and assumed nominal ratings of eighty-five percent (85%) for individual's performance to established goals. At the December meeting the Compensation Committee approved the preliminary MIC payout. The Genlyte Board at the recommendation of the Compensation Committee passed a resolution approving the payout stipulating that when finalized at the following February 2007 meeting, the payout provided would not vary more than plus or minus ten percent (except as necessary to meet the maximum ratio test of 15% of pre-tax income).

        The 2006 stretch financial goals as approved by the Compensation Committee and for which each participant's performance was measured were as follows:

  •
  Net Sales Revenue—An increase of ten percent (10%) over prior year actual

  •
  EBIT—An increase of ten percent (10%) over prior year actual

  •
  EPS—Achieving $3.40 per share (13.7% over prior year actual)

  •
  Compensation Cost as a percent to Sales—Reduced at each Division and Company wide from 20% to 19.7%

  •
  Sales per Employee—Improved 7% over prior year actual

        At the completion of the year, the Compensation Committee reviewed actual financial performance against the targets. These financial results were used in the formal calculation of the awards. In addition the Compensation Committee Chairman, Mr. Nixon, reviewed the individual performance of Mr. Powers, President and CEO, and scored his performance against each of the goals and objectives. The Compensation Committee approved the MIC payouts that are reflected in the Summary Compensation Table.

        Considering the intent of the MIC program, the formal process used to administer the program, the financial performance against previously approved goals, and evaluation of the non-financial objectives, the Compensation Committee agreed the rewards were in accord with the purpose and intent of the program. The MIC payout is not paid until financials have been reviewed by Genlyte's external auditors. If any of the financials are later restated or adjusted in a manner that affected the MIC payout reducing the amount paid, that amount will be deducted from the next eligible MIC payout.

Long-Term Incentives

        In recognition of Genlyte's outstanding performance in fiscal year 2005 and record 2006 First Quarter Sales and Earnings, the Compensation Committee granted 168,000 stock options to Executive Officers and employees as a group on April 20, 2006. The number of the options granted to each employee was based on the value of his or her contribution to the prior year performance, his or her scope and responsibility, and his or her individual performance. In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R (Revised 2004), "Accounting for Stock Based Compensation" ("SFAS No. 123R"). Due to adoption of SFAS No. 123R, the total number of options granted was reduced in 2006 as compared to previous periods. The Compensation Committee also reviews the amount of awards granted to the peer group as indicated in the previously footnoted Key Lighting Competitor Survey, and in the context of total compensation before approving the 2006 awards. The Compensation Committee has full discretion to approve, increase or lower management's recommendations.

Total Compensation

        Each component of compensation is reviewed by the Compensation Committee that considers its impact on the total compensation paid to the NEO. The benchmarked survey data previously outlined is continually updated, reviewed and considered in context to the total when changes to any of the compensation components are being recommended.

Summary Compensation Table

        The following table sets forth information concerning annual, long-term and other compensation for services in Genlyte of those persons who were, on December 31, 2006, (i) Chief Executive Officer, (ii) Chief Financial Officer and (iii) the three most highly compensated other executives:

SUMMARY COMPENSATION TABLE For The Years 2004 - 2005 - 2006

Name and Principal Position Column (a)	Year (b)	Salary (c)	Bonus Plan (d)	Stock Awards (e)	Option Awards (f)	MIC Non equity Incentive (g)	Change in Pension Value And Nonqualified Deferred Compensation (h)	All Other (i)	Total (j)
		($)	($)	($)	($)	($)	($)	($)	($)
Larry K. Powers Chairman, President & CEO	2006 2005 2004	555,000 500,000 500,000	0 0 0	0 0 0	205,762 884,100 1,507,200	2,263,270 1,390,620 781,875	77,200 113,460 70,771	8,626 11,236 772,323	3,109,858 2,899,416 3,632,169
Zia Eftekhar President Lightolier Division Director	2006 2005 2004	300,000 275,000 275,000	0 0 0	0 0 0	73,486 315,750 201,480	1,008,546 582,972 408,335	44,387 87,098 48,088	8,560 11,054 201,831	1,434,979 1,271,874 1,134,734
William G. Ferko VP, Chief Financial Officer	2006 2005 2004	270,000 247,404 245,000	0 0 0	0 0 0	73,486 315,750 397,800	884,964 556,248 312,750	0 0 0	16,545 16,423 440,838	1,244,995 1,135,825 1,396,388
Ronald D. Schneider Vice President Operations	2006 2005 2004	215,000 215,000 205,000	0 0 0	0 0 0	44,092 189,450 265,500	486,730 295,264 168,190	0 0 0	23,997 22,548 621,920	769,819 722,262 1,260,610
Raymond L. Zaccagnini Vice President Administration Secretary	2006 2005 2004	200,000 190,000 190,000	0 0 0	0 0 0	44,092 189,450 265,500	555,391 348,949 187,476	0 0 0	15,683 15,277 492,887	815,166 743,676 1,135,863

Notes to Table:

Column (f)—Valuation reflects closing price as of the date granted by the Compensation Committee. Using the Black-Scholes Model the following assumptions were used for each grant valuation as follows:

Grant Date	Strike Price	APB 25	Volatility	Risk Free Rate
April 20, 2006	71.96	25.27	.3387	4.73%
April 27, 2005	41.78	12.63	.2610	3.92%
July 22, 2004	30.14	8.94	.2610	3.37%
February 18, 2004	28.31	8.76	.2880	2.97%

Shares, strike price and value per share have been adjusted for the May 9, 2005 2-for-1 stock split

Column (g)—Represents amount earned under the MIC program for the fiscal year. Amount shown for each year is paid during first quarter of the following year.

Column (h)—Mr. Powers and Mr. Eftekhar participate in the Defined Benefit Retirement Program. The change in pension value reflects a change in the interest rates used to determine present values, in addition to salary and service accruals. The interest rates used to determine the present value reflect the rates used in the year-end FAS disclosures for the Genlyte Thomas Retirement Plan. The rates at year-end 2004, 2005 and 2006 are 5.81%, 5.43% and 5.74%, respectively.

Column (i)—See detailed "All Other Compensation Table"

Other Annual Compensation from Summary Compensation Table

        The following table contains a breakdown of the compensation and benefits included under All Other Compensation in the Summary Compensation table above.

All Other Compensation Table For The Years 2004-2005-2006

Name Column	Year	Company Car (a)	401(k) M Match (b)	401(k) Perf. Plus (c)	Canadian Board Fees (d)	Life AD&D Insurance (e)	Other (f)	Thomas Options and SARS (g)	Total (h)
		($)	($)	($)	($)	($)	($)	($)	($)
Larry K. Powers	2006 2005 2004	837 2,162 2,324	5,250 5,250 5,250	0 0 0	0 2,600 2,600	1,218 1,224 1,020	1,321 0 1,761	0 0 759,368	8,626 11,236 772,323
Zia Eftekhar	2006 2005 2004	2,579 2,531 3,125	5,250 5,250 5,250	0 0 0	0 2,600 2,600	731 673 561	0 0 0	0 0 190,295	8,560 11,054 201,831
William G. Ferko	2006 2005 2004	1,268 1,319 1,164	5,250 5,250 5,250	9,369 9,248 6,089	0 0 0	658 606 500	0 0 0	0 0 427,835	16,545 16,423 440,838
Ronald D. Schneider	2006 2005 2004	6,573 6,049 6,121	5,250 5,250 5,250	9,369 9,248 6,089	0 0 0	548 526 439	2,257 1,475 835	0 0 603,186	23,997 22,548 621,920
Raymond L. Zaccagnini	2006 2005 2004	0 0 0	5,250 5,250 5,250	9,369 9,248 6,089	0 0 0	487 465 388	577 314 178	0 0 480,982	15,683 15,277 492,887

Notes to Table:

Column (a)—Represents personal use of company car by the respective NEO.

Column (b)—Represents Genlyte's matching contributions to the Retirement Savings and Investment—401(k) plan.

Column (c)—Reflects discretionary Performance Plus contributions under the Retirement Savings and Investment plan.

Column (d)—Reflects Director fees paid for serving on the Canlyte Board—ceased December 31, 2005.

Column (e)—Reflects the value of life insurance and accidental death and dismemberment premium.

Column (f)—Reflects payment of annual physical procedures not covered by Group Health Insurance Plan for Mr. Powers in 2006 and 2004. For Mr. Schneider and Mr. Zaccagnini reflects interest on former Thomas Supplemental Profit Sharing Plan—see Nonqualified Deferred Compensation Table.

Column (g)—In accordance with the "Purchase Agreement" with Thomas Industries ("Thomas") dated May 20, 2004 all options to purchase Thomas common stock and Stock Appreciation Rights (SARS) granted by Thomas and held by employees of Genlyte Thomas Group became fully vested on July 31, 2004 after consummation of the closing and expired as of December 31, 2004. Figures shown reflect compensation attributable to the exercise of Thomas options and (SARS) in 2004. In accordance with "Emerging Issues Task Force Issue 00-12, Accounting by an Investor for Stock-Based Compensation Granted to Employees in an Equity Method Investee," Genlyte Thomas Group recorded an offsetting gain for the Thomas contribution; therefore Genlyte's financial results are not impacted by the Thomas options and (SARS) grants. Genlyte recognized $24,272 expense for payroll taxes associated with the exercise of Thomas options and SARS in 2004.

Grants of Plan Based Awards

        The following table sets forth information concerning the stock options granted in 2006 pursuant to the 2003 Stock Option Plan.

Grants of Plan-Based Awards Table
For the Years 2004-2005-2006

								All Other Stock Awards Number of Shares(#) None (i)	All Other Option Awards Number of Shares(#) (j)	Exercise or Base Price of option Awards ($/Sh) (k)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards Does Not Apply			Estimated Future Payouts Under Equity Incentive Plan Awards Does Not Apply						Grant Date Fair Value of Stock Option Awards($) (l)
Name and Principal Position Column (a)
Grant Date (b)
		(c)	(d)	(e)	(f)	(g)	(h)
Larry K. Powers Chairman, President & CEO	April 20, 2006 April 27, 2005 February 18, 2004 July 22, 2004								35,000 70,000 70,000 100,000	71.960 41.775 28.305 30.144	884,450 884,100 613,200 894,000
Zia Eftekhar President Lightolier Division Director	April 20, 2006 April 27, 2005 February 18, 2004								12,500 25,000 23,000	71.960 41.775 28.305	315,875 315,750 201,480
William G. Ferko VP, Chief Financial Officer	April 20, 2006 April 27, 2005 February 18, 2004 July 22, 2004								12,500 25,000 25,000 20,000	71.960 41.775 28.305 30.144	315,875 315,750 219,000 178,800
Ronald D. Schneider Vice President Operations	April 20, 2006 April 27, 2005 February 18, 2004 July 22, 2004								7,500 15,000 15,000 15,000	71.960 41.775 28.305 30.144	189,525 189,450 131,400 134,100
Raymond L. Zaccagnini Vice President Administration Secretary	April 20, 2006 April 27, 2005 February 18, 2004 July 22, 2004								7,500 15,000 15,000 15,000	71.960 41.775 28.305 30.144	189,525 189,450 131,400 134,100

Notes to Table:

Column (b)—Reflects Date Approved by the Genlyte Board

Column (j)—Reflects the number of shares approved

Column (k)—Reflects the Exercise Price based on the market closing price on the date granted

Column (l)—Reflects the Fair Value—(Column j times Column k)

Outstanding Equity Awards at Fiscal Year-End

        The table below sets forth information with respect to the exercised/unexercised options to purchase Genlyte's Common Stock granted in fiscal 2006 under Genlyte's 2003 Stock Option Plan for each NEO and held by them on December 31, 2006.

Outstanding Equity Awards at December 31, 2006

	Option Awards					Stock Awards
Column (a) Name	(b) Number of Securities Underlying Unexercised Options(#) Exercisable	(c) Number of Securities Underlying Unexercised Options(#) Unexercisable	(d) Equity Incentive Plan Number of Securities Underlying Unexercised Unearned Options Does not Apply	(e) Option Exercise Price($)	(f) Option Expiration Date	(g) Number of Shares or Units of Stock That Have Not Vested(#) Does not Apply	(h) Market Value of Shares or Units that Have Not Vested($) Does not Apply	(i) Equity Incentive Plan: Awards: Number of Unearned Shares Units or Other Rights that Have Not Vested(#) Does not Apply	(j) Equity Incentive Plan: Awards: Market or Payout Value of Unearned Shares that Have Not Vested($) Does not Apply
Larry K. Powers	35,000 50,000 0 0	35,000 50,000 70,000 35,000		28.305 30.144 41.775 71.960	18-Feb-11 22-Jul-11 27-Apr-12 20-Apr-13
Zia Eftekhar	10,000 25,000 11,500 0 0	0 0 11,500 25,000 12,500		15.565 13.600 28.305 41.775 71.960	14-Feb-09 13-Feb-10 18-Feb-11 27-Apr-12 20-Apr-13
William G. Ferko	20,000 40,000 25,000 12,500 10,000 0 0	0 0 0 12,500 10,000 25,000 12,500		13.875 15.565 13.600 28.305 30.144 41.775 71.960	14-Feb-08 15-Feb-09 13-Feb-10 18-Feb-11 22-Jul-11 27-Apr-12 20-Apr-13
Ronald D. Schneider	5,000 20,000 15,000 7,500 7,500 0 0	0 0 0 7,500 7,500 15,000 7,500		13.875 15.565 13.600 28.305 30.144 41.775 71.960	14-Feb-08 15-Feb-09 13-Feb-10 18-Feb-11 22-Jul-11 27-Apr-12 20-Apr-13
Raymond L. Zaccagnini	10,000 20,000 15,000 7,500 7,500 0 0	0 0 0 7,500 7,500 15,000 7,500		13.875 15.565 13.600 28.305 30.144 41.775 71.960	14-Feb-08 15-Feb-09 13-Feb-10 18-Feb-11 22-Jul-11 27-Apr-12 20-Apr-13

Notes to Table:

The Options were granted to the NEO on the date seven years prior to the indicated expiration date and are exercisable at the rate of fifty percent (50%) after two years from the date of grant and one hundred percent (100%) after three years following the date of the grant. All Options fully vest upon Change in Control.

Option Exercises and Stock Vested Table

        The following table sets forth the aggregate number of shares exercised by the NEOs during the fiscal year ending December 31, 2006.

Option Exercises and Stock Vested Table for Year ended December 31, 2006

	Option Awards		Stock Awards
Column (a) Name	(b) Number of Shares Acquired Upon Exercise (#)	(c) Value Realized Upon Exercise ($)	(d) Number of Shares Acquired Upon Vesting Does Not Apply (#)	(e) Value Realized on Vesting Does Not Apply ($)
Larry K. Powers	70,000	4,799,309	0	0
Zia Eftekhar	30,000	1,918,580	0	0
William G. Ferko	5,500	390,074	0	0
Ronald D. Schneider	9,500	506,332	0	0
Raymond L. Zaccagnini	0	0	0	0

        The Merger Agreement provides that, at the Effective Time, each outstanding Option under any option plan of the Company, whether or not then vested, shall be cancelled and shall only entitle the holder of such Option to receive, as soon as reasonably practicable after the Effective Time (and in any event within five business days), an amount in cash equal to the product of (i) the total number of Shares subject to the Option (without regard to any vesting provisions thereof), multiplied by (ii) the excess, if any, of the price per Share to be paid pursuant to the Offer over the exercise price per Share under such Option less applicable taxes required to be withheld with respect to such payment. The Genlyte Board and the Compensation Committee of the Genlyte Board each unanimously adopted resolutions on November 25, 2007 to (i) approve the disposition of the Options in connection with the transactions contemplated by the Merger Agreement to the extent necessary to exempt such disposition under Rule 16b-3 of the Exchange Act and (ii) terminate the option plans of the Company as of the Effective Time.

Pension Benefits Table

        The following table discloses the current accrued benefit under the Genlyte Thomas Retirement Plan for Mr. Powers and Mr. Eftekhar. Messrs. Ferko, Schneider, and Zaccagnini are not participants in the plan. No payments were made during the last fiscal year.

Pension Benefits Table for year ended December 31, 2006

Column (a) Name	(b) Plan Name	(c) Number of Years of Credited Service (#)	(d) Present Value of Accumulated Benefits ($)	(e) Payments During Last Fiscal Year ($)
Larry K. Powers	Genlyte Thomas Retirement Plan	27	863,927	0
Zia Eftekhar	Genlyte Thomas Retirement Plan	39	667,051	0

Notes To Table:

1)
The present value of accumulated benefits reflects the lump sum value of benefits earned as of December 31, 2006, payable at age 65. The benefit is payable as a monthly annuity. Upon termination of employment prior to age 65, Messrs. Powers and Eftekhar are eligible to receive immediate benefits, reduced to reflect commencement before age 65. The immediate benefits have approximately the same values as those illustrated in the above table.

2)
Upon disability, service continues to accrue until Normal Retirement Age (or death or recovery from disability if earlier).

3)
Upon death, monthly benefits are payable to the participant's spouse. The present value of these benefits equals approximately 45% of the above referenced present values.

        During fiscal 2006, Messrs. Eftekhar and Powers were participants in a qualified noncontributory defined benefit plan (the "Genlyte Thomas Retirement Plan"). The Genlyte Thomas Retirement Plan was amended effective January 1, 2000 to freeze the benefits of all participants except "grandfathered participants" based on age and service as of December 31, 1999. Commencing in 2000, participants whose benefits were frozen became eligible for matching contributions and discretionary contributions under the Genlyte Thomas Group Retirement Savings and Investment Plan (the "Savings Plan"), a defined contribution 401(k) plan. Participants who met certain age and service requirements as of December 31, 1999, the "grandfathered participants", will continue to participate in the Genlyte Thomas Retirement Plan. "Grandfathered participants" will be eligible for matching contributions but not discretionary contributions under the Savings Plan. Messrs. Powers and Eftekhar, as grandfathered participants, will remain active participants in the Retirement Plan.

        Remuneration covered by the Genlyte Thomas Retirement Plan in a particular year includes (1) that year's salary (base pay, overtime and commissions), and (2) compensation received in that year under the MIC program. The 2006 remuneration covered by the Genlyte Thomas Retirement Plan includes, for the recipients thereof, MIC paid during 2007 with respect to 2006 awards.

        Pension benefits at age 65 (normal retirement age) for "grandfathered" participants as of January 1, 2007 are calculated as follows: 1.2% of final five-year average pay up to the covered compensation level, plus 1.7% of final five-year average pay over the covered compensation level, multiplied by the total years of recognized service, to a maximum of 25 years. All such participants will receive the greater of their benefit under the new formula or the benefit accrued under a prior plan formula as of December 31, 1994. In addition, certain maximum benefit limitations are incorporated in the Retirement Plan. The final five-year average pay is determined by taking the average of the highest consecutive five-year period of earnings within a ten-year period prior to retirement. The term "covered compensation," as defined by the Internal Revenue Service, refers to the 35-year average of the Social Security taxable wage bases applicable to a participant for each year projected to Social Security normal retirement age.

Nonqualified Deferred Compensation Plans

        Genlyte does not provide for any nonqualified deferred compensation plans. The table below reflects the appropriate information for a former Supplemental Profit Sharing Plan maintained by Thomas Industries Inc. ("Thomas"). At the time of the formation of the joint venture between Thomas and Genlyte, Thomas transferred the value of the Profit Sharing account balance to Genlyte. In addition to Mr. Schneider and Mr. Zaccagnini, there remain two additional employees with an account balance.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last FY (a)	Registrant Contributions in Last FY (b)	Aggregate Earnings in Last FY (c)	Aggregate Withdrawals/ Distributions (d)	Aggregate Balance at Last FYE (e)
	($)	($)	($)	($)	($)
Ronald D. Schneider	0	2,257	2,257	0	45,743
Raymond L. Zaccagnini	0	577	577	0	11,688

Notes to Table:

Balances from the former Thomas Industries Supplemental Profit Sharing for Messrs Schneider and Zaccagnini were transferred to Genlyte Thomas Group upon completion of the joint venture. Thomas Industries transferred on behalf or Mr. Schneider $32,499 and $8,305 on behalf of Mr. Zaccagnini. The registrant contributions shown are the appreciation based on interest. The only cost to Genlyte is the interest, there are no service costs for the plan. Under the plan the amounts are only payable upon termination of employment.

Severance and Other Benefits

        Except as noted in the Summary Compensation table, executives have the same components of total compensation (i.e., base salary, MIC bonus, stock options, fringe benefits, and severance) as all salaried employees, although not all salaried employees are awarded stock options by the Compensation Committee. Other than the Employment Protection Agreements, which become operative only upon a change of control (see discussion below under "Employment Protection Agreements" section), there are no employment contracts, other severance agreements or consulting agreements with Executive Officers.

Employment Protection Agreements

        Genlyte has entered into contracts with a group of key employees, including Messrs. Powers, Eftekhar, Ferko, Schneider, and Zaccagnini, that become effective if the employee is employed on the date a change of control (as defined in the agreement) occurs and that provide each such employee with a guarantee that his duties, compensation and benefits will generally continue unaffected for two (2) years following the change of control. In the event that an eligible employee's employment is terminated without cause by Genlyte or if the employee is constructively terminated within two (2) years following the change of control, such employee will receive either (i) the sum of (x) two (2) times the aggregate amount of his then current base salary, plus (y) two (2) times the average of his last three (3) annual awards paid under Genlyte's MIC program plus (z) the present value of any unvested benefits under Genlyte's qualified plans and the annual cost of the employee's participation in all employee benefit plans of Genlyte or (ii) if it would result in the employee receiving a greater net-after tax amount, a lesser amount equal to the amount that produces the greatest net-after tax amount for the employee. (An employee will be treated as having been constructively terminated if he quits after being removed from office or demoted, his compensation or benefits are reduced, his duties are significantly changed, his ability to perform his duties is substantially impaired or his place of employment is relocated a substantial distance from his principal residence.) These agreements will continue in effect at least until December 31, 2007 and automatically renew for an additional year as of each January 1, unless Genlyte or the employee provides sixty (60) days written notice of non-renewal prior to such January 1. As described in the Schedule 14D-9, the Employee Protection Agreements were amended with respect to certain issues arising in connection with Section 409A of the Internal Revenue Code of 1986, as amended.

        At the request of Parent, and in conjunction with the execution of the Merger Agreement, a group of key employees, including Messrs. Powers, Eftekhar, Ferko, Schneider, and Zaccagnini, entered into employment agreements with Parent, which will become effective, and thereby terminate and supersede each such individual's existing employment protection agreements with Genlyte, upon the Effective Time. See Item 3 of the Schedule 14D-9 to which this Information Statement forms Annex I for a description of such employment agreements, including a description of potential payments upon termination or change of control. Therefore, in the event that the Merger is consummated, the information set forth in the table below under "Potential Payments upon Termination or Change of Control" will not represent the Company's obligations with respect to the NEOs.

Potential Payments upon Termination or Change of Control

        The table below summarizes the amounts payable to each of the NEOs should a termination occur after a change of control. The amounts reflected assume a December 31, 2006 triggering event.

Change of Control	Mr. Powers	Mr. Eftekhar	Mr. Ferko	Mr. Schneider	Mr. Zaccagnini
	($)	($)	($)	($)	($)
Bonus—MIC	2,957,177	1,333,134	1,169,308	633,456	727,877
Company Car—Personal Use	1,674	5,158	2,536	13,146	0
Salary Pay Continuance	1,110,000	600,000	540,000	430,000	400,000
Unvested and Accelerated Stock	6,900,175	1,558,008	2,087,048	1,324,436	1,324,436
Vacation—Earned and Unused	85,385	46,154	31,154	33,077	30,769
Defined Benefit Pension Plan	See Pension Table	See Pension Table	0	0	0
401(k), Performance Plus	10,500	10,500	26,970	26,970	26,970
Life,AD&D, LTD Benefits	3,480	2,506	2,359	2,141	2,018
Health Care Benefits	24,190	24,190	24,190	24,190	8,518
Other-Annual Physical	2,641	0	0	0	0
Other-Thomas Supplemental PS	0	0	0	45,743	11,689

Total	11,095,222	3,579,650	3,883,565	2,533,159	2,532,277

Notes to Table:

1)
In the event of disability, the NEO shall be paid all accrued obligations in a lump sum within thirty days of the termination date. If the NEOs employment is terminated for cause or voluntarily terminated by the NEO all accrued obligations shall be paid in a lump sum within forty-five days of the date of termination. If termination is other than for cause or disability, or termination by the executive for good reason, all accrued obligations shall be paid in a lump sum within fifteen days of the termination.

2)
Bonus—MIC—Reflects two (2) times the average of the last three (3) annual MIC bonus awards.

3)
Company Car—For each NEO provided with a company car—two (2) times the value of the personal use benefit reflected in 2006.

4)
Salary Pay Continuance—Reflects two (2) times the base salary as of 12/31/2006.

5)
Stock Options—Reflects for each NEO using the exercise price as of 12/31/2006 the gain on all options where vesting would be accelerated (see Outstanding Equity Awards table).

6)
Vacation—Earned and unused—Assumes four weeks per year for Messrs. Powers, Eftekhar, Schneider, and Zaccagnini and three weeks per year for Mr. Ferko.

7)
Pension—among the NEOs only Messrs. Powers and Eftekhar are eligible participants in the Defined Benefit Retirement Plan.

8)
401(k)—Reflects base maximum amount of company match for each NEO, Mr. Ferko, Schneider and Zaccagnini are also eligible for a Performance Plus payout under the Retirement Savings and Investment Plan. The contribution amount is based on two (2) times the average payout for the last three payouts.

9)
Ancillary Insurance—Reflects two (2) times the annual premium cost for each NEO.

10)
Health Care Benefits—Reflects two (2) times the annual premium cost as of 12/31/2006.

11)
Other—Reflects value of former Thomas Supplemental Profit Sharing benefit transferred and retained on the Genlyte Thomas books for Mr. Schneider and Mr. Zaccagnini. The value of the benefit earns interest only and is payable under any termination event.

Payments under Other Events

        The following tables reflect the amounts payable under each of the specific triggering events (i.e., resignation, termination for cause, termination without cause, death and disability) not connected with a change of control. Each table assumes that the respective triggering event occurred on the last day of the completed fiscal year. The amounts reflected for each NEO are covered by written Human Resources policies and do not discriminate in scope, terms, or operation with the policies covering all company salaried employees.

Resignation, Termination with Cause	Mr. Powers	Mr. Eftekhar	Mr. Ferko	Mr. Schneider	Mr. Zaccagnini
	($)	($)	($)	($)	($)
Bonus—MIC	0	0	0	0	0
Company Car—Personal Use	0	0	0	0	0
Severance	0	0	0	0	0
Stock Options	See Equity Table	See Equity Table	See Equity Table	See Equity Table	See Equity Table
Vacation—Earned and Unused	42,692	23,077	15,777	16,539	15,385
Defined Benefit Pension Plan	See Pension Table	See Pension Table	0	0	0
401(k), Performance Plus	5,250	5,250	14,619	14,619	14,619
Life, AD&D, LTD Benefits	0	0	0	0	0
Health Care Benefits	0	0	0	0	0
Other-Thomas Supplemental PS	0	0	0	45,743	11,689

Total	47,942	28,327	30,396	76,901	41,693

Notes to Table:

(1)
Upon resignation or termination for cause (misconduct related) the NEOs would not be entitled to any MIC bonus under the assumption that the triggering event occurred December 31, 2006.

(2)
Those supplied with company cars would be given the opportunity to purchase the car by reimbursing Genlyte for the remaining blue book depreciated value of the automobile.

(3)
Per policy there would be no eligibility for severance pay

(4)
Per the 2003 Genlyte Stock Option plan, the NEO may exercise only those vested grants and the exercise must be made within 90 days of the event (see Outstanding Equity Awards table).

(5)
Upon termination, the NEO would be eligible for earned and unused vacation. The table value reflects the NEOs full vacation eligibility.

(6)
Mr. Powers and Mr. Eftekhar are fully vested and would be eligible for their benefit in accordance with the Genlyte Thomas Retirement Plan.

(7)
For Mr. Powers and Eftekhar, it is assumed Genlyte has contributed the maximum of the 401(k) match as allowable under Genlyte's Retirement Savings and Investment Plan. Messrs. Ferko, Schneider and Zaccagnini would qualify for the Performance Plus component of the plan as they met the requirements for payout. The payout amount shown is based on the actual 2006 contribution.

(8)
Upon termination, all ancillary insurance benefits (i.e., Life Insurance, Short and Long Term Disability, Accidental Death and Dismemberment) cease.

(9)
Upon termination, the NEO would be provided the right to continue coverage in accord with COBRA, reimbursing Genlyte for the allowable premium plus administrative expense for up to eighteen months.

(10)
Other—Reflects value of former Thomas Supplemental Profit Sharing benefit transferred to Genlyte Thomas for Mr. Schneider and Mr. Zaccagnini. The value of the benefit earns interest only and is payable under any termination event.

Termination without Cause	Mr. Powers	Mr. Eftekhar	Mr. Ferko	Mr. Schneider	Mr. Zaccagnini
	($)	($)	($)	($)	($)
Bonus—MIC	2,263,270	1,008,546	884,964	486,730	555,391
Company Car—Personal Use	0	0	0	0	0
Severance	277,500	150,000	41,538	107,500	100,000
Stock Options	See Equity Table	See Equity Table	See Equity Table	See Equity Table	See Equity Table
Vacation—Earned and Unused	42,692	23,077	15,577	16,539	15,385
Defined Benefit Pension Plan	See Pension Table	See Pension Table	0	0	0
401(k), Performance Plus	5,250	5,250	14,619	14,619	14,619
Life,AD&D, LTD Benefits	0	0	0	0	0
Health Care Benefits	0	0	0	0	0
Other-Thomas Supplemental PS	0	0	0	45,743	11,689

Total	2,588,712	1,186,873	956,698	671,131	697,084

Notes to Table:

(1)
For a termination without cause, the NEOs would be entitled to any earned MIC bonus on a prorated basis and based upon the approval of the Compensation Committee. Under the assumption that the triggering event occurred December 31, 2006, the amounts reflected in the table are the MIC bonuses earned in FY 2006.

(2)
Those supplied with company cars would be given the opportunity to purchase the car by reimbursing Genlyte for the remaining blue book depreciated value of the automobile.

(3)
Per policy Severance would be payable at the rate of one week per year of service to a maximum of twenty-six weeks in consideration for receipt of a signed Waiver and Release.

(4)
Per the 2003 Genlyte Stock Option plan, the NEO may exercise only those vested grants and the exercise must be made within 90 days of the event (see Outstanding Equity Awards table).

(5)
Upon termination, the NEO would be eligible for earned and unused vacation. The table value reflects the NEOs full vacation eligibility.

(6)
Mr. Powers and Mr. Eftekhar are fully vested and would be eligible for their benefit in accordance with the Genlyte Thomas Retirement Plan.

(7)
For Mr. Powers and Eftekhar, it is assumed Genlyte has contributed the maximum of the 401(k) match as allowable under Genlyte's Retirement Savings and Investment Plan. Messrs. Ferko, Schneider and Zaccagnini would qualify for the Performance Plus component of the plan as they met the requirements for payout. The payout amount shown is based on the actual 2006 contribution.

(8)
Upon termination all ancillary insurance benefits (i.e., Life Insurance, Short and Long Term Disability, Accidental Death and Dismemberment) cease.

(9)
Upon termination, the NEO would be provided the right to continue coverage in accord with COBRA, reimbursing Genlyte for the allowable premium plus administrative expense for up to eighteen months.

(10)
Other-Reflects value of former Thomas Supplemental Profit Sharing benefit transferred to Genlyte Thomas for Mr. Schneider and Mr. Zaccagnini. The value of the benefit earns interest only and is payable under any termination event.

Death	Mr. Powers	Mr. Eftekhar	Mr. Ferko	Mr. Schneider	Mr. Zaccagnini
	($)	($)	($)	($)	($)
Bonus—MIC	2,263,270	1,008,546	884,964	486,730	555,391
Company Car—Personal Use	0	0	0	0	0
Severance	0	0	0	0	0
Stock Options	6,900,175	1,558,008	2,087,048	1,324,436	1,324,436
Vacation—Earned and Unused	42,692	23,077	15,577	16,539	15,385
Defined Benefit Pension Plan	See Pension Table	See Pension Table	0	0	0
401(k), Performance Plus	5,250	5,250	14,619	14,619	14,619
Life, AD&D, LTD Benefits	0	0	0	0	0
Health Care Benefits	0	0	0	0	0
Other-Thomas Supplemental PS	0	0	0	45,783	11,689

Total	9,211,387	2,594,881	3,002,208	1,888,107	1,921,520

Notes to Table:

(1)
In the event of a death of the NEOs, their estate would be entitled to any earned MIC bonus on a prorated basis and based upon the approval of the Compensation Committee. Under the assumption that the triggering event occurred December 31, 2006, the amount reflected in the table are the MIC bonuses earned in FY 2006.

(2)
The Estate of those supplied with company cars would be given the opportunity to purchase the car by reimbursing Genlyte for the remaining blue book depreciated value of the automobile.

(3)
Per policy no Severance is payable.

(4)
Per the 2003 Genlyte Stock Option plan the Estate may exercise all vested and unvested stock options held and the Estate has one (1) year from date of death to do so.

(5)
Upon death the estate would be eligible for the NEOs earned and unused vacation. The table value reflects the NEOs full vacation eligibility.

(6)
Mr. Powers and Mr. Eftekhar are fully vested and would be eligible for their benefit in accordance with the Genlyte Thomas Retirement Plan. If elected, their spousal benefit would apply.

(7)
For Mr. Powers and Eftekhar, it is assumed Genlyte has contributed the maximum of the 401(k) match as allowable under Genlyte's Retirement Savings and Investment Plan. Messrs. Ferko, Schneider and Zaccagnini would qualify for the Performance Plus component of the plan as they met the requirements for payout. The payout to their designated beneficiary is the amount shown in the table.

(8)
Life Insurance and/or Accidental Death and Dismemberment benefits would be paid to the designated beneficiary.

(9)
Upon death, the NEOs spouse would be provided the right to continue coverage in accord with COBRA, reimbursing Genlyte for the allowable premium plus administrative expense for up to eighteen months.

(10)
Other-Reflects value of former Thomas Supplemental Profit Sharing benefit transferred to Genlyte Thomas for Mr. Schneider and Mr. Zaccagnini. The value of the benefit earns interest only and is payable under any termination event.

Retirement, Disability	Mr. Powers	Mr. Eftekhar	Mr. Ferko	Mr. Schneider	Mr. Zaccagnini
	($)	($)	($)	($)	($)
Bonus—MIC	2,263,270	1,008,546	884,964	486,730	555,391
Company Car—Personal Use	0	0	0	0	0
Salary Continuance until LTD	277,500	150,000	135,000	107,500	100,000
Stock Options	See Equity Table	See Equity Table	See Equity Table	See Equity Table	See Equity Table
Vacation—Earned and Unused	42,692	23,100	15,577	16,539	15,385
Defined Benefit Pension Plan	See Pension Table	See Pension Table	0	0	0
401(k), Performance Plus	5,250	5,250	14,619	14,619	14,619
Life,AD&D, LTD Benefits	0	0	0	0	0
Health Care Benefits	6,048	6,048	6,048	6,048	2,130
Other -Thomas Supplemental PS	0	0	0	45,743	11,689

Total	2,594,760	1,192,944	1,056,208	677,179	699,214

Notes to Table:

(1)
In the event of a retirement or disability, the NEOs would be entitled to any earned MIC bonus on a prorated basis and based upon the approval of the Compensation Committee. Under the assumption that the triggering event occurred December 31, 2006, the amount reflected in the table are the MIC bonuses earned in FY 2006.

(2)
Those supplied with company cars would be given the opportunity to purchase the car by reimbursing Genlyte for the remaining blue book depreciated value of the automobile.

(3)
Per policy no Severance is payable. Under the STD disability coverage, the NEO would be eligible to receive up to 26 weeks pay until LTD benefits would apply.

(4)
Per the 2003 Genlyte Stock Option plan, the NEO may exercise only those vested grants and the exercise must be made within 90 days of the event (see Outstanding Equity Awards table).

(5)
Upon retirement or disability the NEO would be eligible for earned and unused vacation. The table reflects the value of the NEOs full vacation eligibility.

(6)
Mr. Powers and Mr. Eftekhar are fully vested and would be eligible for their benefit in accordance with the Genlyte Thomas Retirement Plan.

(7)
For Mr. Powers and Eftekhar, it is assumed Genlyte has contributed the maximum of the 401(k) match as allowable under Genlyte's Retirement Savings and Investment Plan. Messrs. Ferko, Schneider and Zaccagnini would qualify for the Performance Plus component of the plan as they met the requirements for payout. The payout amount shown is based on the actual 2006 contribution.

(8)
Upon retirement all ancillary insurance benefits (i.e., Life Insurance, Short and Long Term Disability, Accidental Death and Dismemberment) cease. Premiums would continue to be paid during the period covered as Short Term Disability.

(9)
Upon retirement the NEO would be provided the right to continue coverage in accord with COBRA up to eighteen months by reimbursing Genlyte for the allowable premium plus administrative expense. The period of COBRA coverage in the event of disability would be a total of twenty-nine months. The cost reflected in the table is for the twenty-six week short term disability period.

(10)
Other-Reflects value of former Thomas Supplemental Profit Sharing benefit transferred to Genlyte Thomas for Mr. Schneider and Mr. Zaccagnini. The value of the benefit earns interest only and is payable under any termination event.

Certain Transactions With Related Parties

        The Company has adopted a Code of Ethics that applies to all salaried management employees and directors. The Code of Ethics is posted on the Company's internet site www.Genlyte.com. Salaried employees and directors are required to review and sign the Code of Ethics policy annually. See Item 3 of the Schedule 14D-9 to which this Information Statement forms Annex I for transactions with Related Parties not otherwise described in this Information Statement.

Section 16 (a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires Genlyte's directors, executive officers and holders of more than 10% of the Shares ("Section 16 Reporting Persons") to file with the SEC reports regarding their ownership and changes in ownership of the Shares. Such persons are also required, pursuant to the rules promulgated by the SEC, to furnish Genlyte with copies of all Section 16(a) forms they file. Based solely upon a review of copies of the forms furnished to Genlyte, Genlyte believes that during the 2006 fiscal year, the Section 16 Reporting Persons filed such reports on a timely basis.

COMPENSATION COMMITTEE REPORT

        The Compensation Committee of the Genlyte Board, has reviewed and discussed the Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement and in the Genlyte Group Incorporated Annual Report on Form 10-K for the year ended December 31, 2006.

Submitted by:

Robert D. Nixon, Chairman John T. Baldwin William A. Trotman

        Members of the Compensation Committee

AUDIT COMMITTEE REPORT

        The responsibilities of the Audit Committee are set forth in the Charter of the Audit Committee. The Audit Committee reviews and reassesses the Charter on an annual basis. The Charter of the Audit Committee adopted on December 18, 2003 was reviewed and reassessed in 2006 and no changes were recommended. The Charter is available on Genlyte's website at http://www.genlyte.com/pdf/ auditcommitteecharter.pdf. The Audit Committee's duties and responsibilities as set forth in the Charter include providing oversight of Genlyte financial reporting process through periodic meetings with Genlyte's independent registered public accounting firm, internal audit and management to review accounting, auditing, internal controls, and financial reporting matters. The management of Genlyte is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on Genlyte's senior management, including senior financial management, and its independent registered public accounting firm.

        The Audit Committee reviewed and discussed with senior management Genlyte's audited financial statements included in the 2006 Annual Report to Stockholders. Management confirmed to the Audit Committee that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with accounting principles generally accepted in the United States.

        The Audit Committee discussed with PricewaterhouseCoopers LLP (PwC), Genlyte's independent registered public accounting firm, the matters required to be discussed by Public Company Accounting Oversight Board (PCAOB) standard AS2. AS2 requires such independent registered public accounting firm to provide the Audit Committee with additional information regarding the scope and results of their audit of Genlyte's financial statements with respect to (i) their responsibility under the standards of the PCAOB (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant audit adjustments, (v) any disagreements with management, (vi) any difficulties encountered in performing the audit, and (vii) any significant deficiencies or material weaknesses in Genlyte's system of internal control over financial reporting.

        The Audit Committee received from PwC a letter providing the disclosures required by Independence Standards Board Standard No. 1 "Independence Discussions with Audit Committees" with respect to any relationships between PwC and Genlyte that in its professional judgment may reasonably be thought to bear on independence. PwC has discussed its independence with the Audit Committee and has confirmed in such letter that, in its professional judgment, it is independent of Genlyte within the meaning of the federal securities laws.

        Based on the review and discussions described above with respect to Genlyte's audited financial statements included in Genlyte's 2006 Annual Report to Stockholders, the Audit Committee recommended to the Board of Directors that such financial statements be included in Genlyte's Annual Report on Form 10-K.

        It is not the duty of the Audit Committee to plan or conduct audits or to determine that Genlyte's financial statements are complete and accurate and in accordance with accounting principles generally accepted in the United States. Management is responsible for the complete and accurate preparation of the financial statements. Genlyte's independent registered public accounting firm is responsible for conducting audits of the annual financial statements and expressing an opinion thereon. In giving its recommendation to the Board of Directors, the Audit Committee relied on (i) management's representation that such financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and (ii) the report of Genlyte's independent registered public accounting firm with respect to such financial statements.

John T. Baldwin, Chairman Robert D. Nixon William A. Trotman

        Contacting The Board

        The Company has established procedures to permit confidential communications to the Genlyte Board regarding the Company. Shareholders may communicate directly with the Genlyte Board by mail or e-mail. The mailing address and e-mail address can be found on our website at www.Genlyte.com. Click on Corporate Governance and then Contacting Directors to access the contact information.

ANNEX II

                                            November 25, 2007

PRIVATE AND CONFIDENTIAL

Board of Directors
The Genlyte Group Inc.
10350 Ormsby Park Place, Suite 601
Louisville, Kentucky 40223

Dear Members of the Board:

        You have requested our opinion as to the fairness from a financial point of view to the stockholders of The Genlyte Group Inc. (the "Company") of the consideration to be received pursuant to the Agreement and Plan of Merger, to be dated as of November 25, 2007 (the "Agreement"), by and among the Company, Philips Holding USA Inc. ("Philips") and Golf Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of Philips, pursuant to which Merger Sub will be merged (the "Merger") with and into the Company.

        Pursuant to the Agreement, Merger Sub will commence a tender offer (the "Offer") for all outstanding shares of common stock, par value $0.01 per share ("Company Common Stock"), of the Company at a price of $95.50 per share in cash (the "Consideration"). The Offer is to be followed by the Merger, in which the shares of all holders of Company Common Stock who did not tender into the Offer would be converted, subject to certain exceptions, into the right to receive the Consideration.

        In arriving at our opinion, we have reviewed the draft dated November 25, 2007 of the Agreement and the exhibit thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with management regarding the business, operations and future prospects for the Company. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning January 1, 2007 and ending December 31, 2012, prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with those of various other companies whose securities are traded in public markets, reviewed the historical stock prices of Company Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

        In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us, and have assumed that the Company is not aware of any information prepared by it or its advisors that might be material to our opinion that has not been made available to us. With respect to the financial projections supplied to us, we have relied upon representations that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation or appraisal of any Company assets or liabilities, contingent or otherwise, or for making any independent verification of any of the information reviewed by us. We have assumed that the Offer and the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement, without any limitations, restrictions, conditions, amendments, waivers or modifications, regulatory or otherwise, that collectively would have a material effect on the Consideration.

        Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

        Our opinion does not address the relative merits of the Offer and the Merger as compared to any other business strategies that may be available to the Company, nor does it address the underlying business decision of the Board of Directors of the Company (the "Board") to proceed with the Offer and the Merger. Our opinion does not address the fairness of the amount or nature of the compensation, if any, to be received by the Company's officers, directors or employees, or any class of such persons, as a result of, or in connection with, the Offer or the Merger relative to the amounts to be paid to holders of Company Common Stock in the Offer or the Merger. Our opinion does not constitute a recommendation to the Board as to how to vote with respect to the proposed Offer and Merger, or to any holder of Company Common Stock, as to whether to tender into the Offer or how to vote with respect to the proposed Merger.

        Sagent Advisors Inc. ("Sagent"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions and valuations for corporate and other purposes. Sagent has acted as a financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for such services, including a fee for rendering this opinion, which is not contingent on the consummation of the Offer or the Merger, and an additional, substantially larger advisory fee, which is contingent on the consummation of the Offer. In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities that may arise from our engagement. Sagent has performed investment banking services for the Company in the past, including acting as financial advisor to the Company in connection with its acquisitions of JJI Lighting Group, Inc. in May 2006 and the Strand Theatrical Lighting Business in July 2006, and has been compensated for such services. A Managing Director of Sagent who is a member of the Sagent team working for the Company in connection with the Offer and the Merger, owns (and has owned for more than five years) shares of Company Common Stock representing approximately one-third of one percent of the outstanding Company Common Stock. Our opinion has been approved for issuance by the Fairness and Valuation Opinion Committee of Sagent.

        Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock pursuant to the Offer and the Merger is fair to such holders from a financial point of view.

Very truly yours,

SAGENT ADVISORS INC.

II-2

ANNEX III

November 25, 2007

The Board of Directors
The Genlyte Group Incorporated
10350 Ormsby Park Place
Suite 601
Louisville, KY 40223

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the "Company Common Stock"), of The Genlyte Group Incorporated (the "Company") of the consideration to be paid to such holders in the proposed Transaction (as defined below) with Philips Holding USA Inc. (the "Merger Partner"). Pursuant to the Agreement and Plan of Merger (the "Agreement"), among the Company, the Merger Partner and Golf Merger Sub, Inc., a wholly-owned subsidiary of the Merger Partner (the "Merger Subsidiary"), (i) the Merger Subsidiary shall commence a tender offer (the "Offer") to purchase, on the terms and conditions set forth in the Agreement, all of the outstanding Company Common Stock, including, if any, the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of September 13, 1999, between the Company and the Bank of New York (together with the Company Common Stock, the "Shares"), at a cash purchase price of $95.50 per Share (the "Consideration"), and (ii) following consummation of the Offer, the Merger Subsidiary will merge with and into the Company (the "Merger" and together with the Offer, the "Transaction") and the Company will become a wholly-owned subsidiary of the Merger Partner, and each outstanding Share that is not tendered and accepted pursuant to the Offer, other than Excluded Shares (as defined in the Agreement), will be cancelled and converted into the right to receive cash in an amount equal to the Consideration.

        In arriving at our opinion, we have (i) reviewed the execution version of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company and participated in meetings with certain members of management of the Merger Partner with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Merger Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that we and our affiliates have current commercial and investment banking relationships with the Company and the Merger Partner, including providing commercial credit and loan facilities to the Company and acting as financial advisor and joint bookrunner on issuances by the Merger Partner in the last two years. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

        This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender shares in the Offer or how such shareholder should vote with respect to any matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any tender offer materials or any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES INC.

J.P. MORGAN SECURITIES INC.

GID: U024451

ANNEX IV

DELAWARE GENERAL CORPORATION LAW–APPRAISAL RIGHTS

§ 262. APPRAISAL RIGHTS

(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)
Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16.)

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THE GENLYTE GROUP INCORPORATED 10350 Ormsby Park Place, Suite 601 Louisville, KY 40223 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
Pension Benefits Table for year ended December 31, 2006
Nonqualified Deferred Compensation Table
COMPENSATION COMMITTEE REPORT
AUDIT COMMITTEE REPORT
DELAWARE GENERAL CORPORATION LAW–APPRAISAL RIGHTS